ARIS
P.E.
12/31/02
0-24047

RECD S.E.C.
APR 4 2003
1086

03019353

PROCESSED
APR 07 2003
THOMSON FINANCIAL

GLEN BURNIE BANCORP

2002 Portfolio

Balancing Personal Service...



"The Bank of Glen Burnie is committed to balancing personal service with technological conveniences. Our friendly and knowledgeable staff is as reliable and dependable as our electronic delivery systems. Maintaining this balance makes it possible for us to give every customer the exceptional service they deserve."

- F. William Kuethe, Jr.

President & CEO, The Bank of Glen Burnie

The BANK of GLEN BURNIE

GLEN BURNIE BANCORP

2002 Performance

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.

Selected Financial Data

Year Ended December 31,

	2002	2001	2000	1999	1998
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 11,368	$ 10,674	$ 10,801	$ 9,925	$ 9,794
Provision for Credit Losses	0	(150)	0	300	(150)
Other Income	2,485	1,821	3,658	2,828	3,122
Other Expense	9,957	10,332	10,746	9,822	11,776
Net Income (Loss)	2,811	1,725	2,275	1,455	833
Share Data:					
Basic Net Income (Loss) Per Share	$ 1.68	$ 1.04	$ 1.38	$ 0.88	$ 0.46
Diluted Net Income (Loss) Per Share	1.68	1.04	1.38	0.88	0.46
Cash Dividends Declared Per Common Share	0.50	0.45	.449	0.28	0.28
Weighted Average Common Shares Outstanding					
Basic	1,668,335	1,656,904	1,652,001	1,636,275	1,804,472
Diluted	1,671,155	1,656,904	1,652,001	1,636,275	1,804,834
Financial Condition Data:					
Total Assets	$ 279,406	$ 263,362	$ 239,211	$ 213,439	$ 217,571
Loans Receivable, Net	158,287	164,569	162,373	151,107	125,501
Total Deposits	241,420	229,307	205,968	194,090	199,611
Long Term Borrowings	7,251	7,275	7,297	0	0
Junior Subordinated Debentures	5,155	5,155	5,155	0	0
Total Stockholders' Equity	21,789	17,862	17,181	15,102	14,169
Performance Ratios:					
Return on Average Assets	1.05%	.69%	1.02%	0.66%	0.38%
Return on Average Equity	14.49	9.77	12.94	9.97	4.54
Net Interest Margin*	4.76	4.80	5.27	4.96	4.94
Dividends Payout Ratio	29.70	43.27	32.61	43.48	75.75
Capital Ratios:					
Average Equity to Average Assets	9.03%	9.08%	8.59%	6.67%	8.40%
Leverage Ratio	9.07	8.79	9.30	6.87	5.96
Total Risk-Based Capital Ratio	15.28	13.92	13.99	10.80	10.50
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.56%	1.75%	2.04%	1.89%	2.21%
Non-accrual and Past Due Loans to Gross Loans	0.36	0.39	0.24	0.68	1.36
Allowance for Credit Losses to Non-accrual and Past Due Loans	429.13	445.30	837.87	276.97	162.99
Net Loan Charge-offs (Recoveries) to Average Loans	0.26	0.18	(0.28)	0.15	0.67

* *Presented on a tax-equivalent basis*

Chairman's Message



Since joining the NASDAQ SmallCap listing in 2001, our company has gained greater visibility and there is no doubt that Glen Burnie Bancorp is recognized as a solid investment.

Despite some tough economic conditions, Glen Burnie Bancorp had a very good year. Basic and diluted earnings per share increased more than 61% from $1.04 in 2001 to $1.68 in 2002. Stockholders' equity increased nearly 22% to $21,789,386 in 2002 from $17,861,585 in 2001. The good news continues and I am happy to report that the efficient use of capital in 2002 resulted in improved ROE (Return on Equity) and ROA (Return on Assets). In 2002 Glen Burnie Bancorp's ROE rose 48% to14.49% and ROA increased by 52% to 1.05%.

The health of Glen Burnie Bancorp is evidenced by the fact that shareholders have received a dividend every quarter for the past 10 years. Declared dividends in 2002 included four quarterly dividends and one bonus divided totaling 50 cents per common share outstanding.

Since joining the NASDAQ SmallCap listing in 2001, our company has gained greater visibility and there is no doubt that Glen Burnie Bancorp is recognized as a solid investment. Brokers are adding our stock to institutional portfolios and mutual funds across the United States. As a result, our stockholder base is growing and diversifying.

Total Stockholder's Equity
(dollars in thousands)


$15,102
$17,180
$17,861
$21,789
1999
2000
2001
2002

Total Other Expenses
(dollars in thousands)


$10,746
$10,332
$9,957
2000
2001
2002

To ensure that Glen Burnie Bancorp continues to perform well and serve the stockholders' best interests, your Board of Directors is proposing an important amendment to the bylaws. I encourage you to be an active part of our organization by exercising your option to vote on this amendment. Vote by proxy or in person at our Annual Meeting of Stockholders on March 8, 2003 at La Fontaine Bleu in Glen Burnie. Registration opens at 1:30 p.m. and the meeting begins promptly at 2 p.m.

Glen Burnie Bancorp is an important asset in the communities we serve and our directors, officers and staff members work very hard to make it prosper. This prosperity has been built on the integrity of our business practices along with our ability to adjust to changing market conditions. I am gratified by this year's performance because it reflects a true team at work.

As shareholders, our expectations for Glen Burnie Bancorp are centered on sustaining profitability and enhancing shareholder value. Your ongoing support is a key element in our success.

Sincerely,

John E. Demyan
Chairman

Asset Size
(in millions)



$213
$239
$263
$279
1999
2000
2001
2002



For the past four consecutive periods, The Bank of Glen Burnie was awarded the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation's leading independent bank research firm.

The people who make up Glen Burnie Bancorp and The Bank of Glen Burnie demonstrated great strength of character in 2002. In the midst of a soft economy and geopolitical threats, our employee family worked diligently to give our company a very profitable year. We saw success across the board through growth in core deposits, effective management of the net interest margin, sound investments and a decline in other expenses.

Their efforts resulted in a 62% increase in income and a 6% growth in assets. Income for the year ended December 31, 2002 was $2,811,083 as compared to $1,725,236 for the same period in 2001. Assets at year-end in 2002 grew to $279,406,206 as compared to $263,361,726 in 2001. Net interest income after provisions for credit losses for the year ended December 31, 2002 increased 5% to $11,368,000 from $10,823,000 in 2001 marking the fourth consecutive annual increase in this category.

For the past four consecutive periods, The Bank of Glen Burnie was awarded the 5-Star Superior Rating from BAUER FINANCIAL Reports, Inc., the nation's leading independent bank research firm. This distinction denotes the highest level of strength, safety and performance attainable. The 5-Star Superior Rating is based on factors such as capitalization, liquidity, loan delinquency rate and historical performance.

Total Deposits
(in thousands)


$194,089
$205,968
$229,306
$241,420
1999
2000
2001
2002

Striking an equitable balance between interpersonal and electronic services was a major focus in 2002 as we saw our customers taking advantage of new and expanding delivery channels. We launched internet banking service and a commercial check card product in 2002 to meet these growing needs. One of our most popular conveniences is online check imaging retrieval. Customers are performing about 25,000 transactions online each month in addition to nearly 3,500 image retrieval requests – a feature that is not offered by most banks. We are seeing rapid growth in all electronic delivery channels – internet, telephone, ATM and debit cards; yet we are not seeing a decline in branch transactions.

Customers still enjoy walking into our branch offices and interacting with people they know and trust. Throughout the year we continued to enhance our branch offices by replacing the entire drive-in system at three locations and installing state-of-the-art security systems in all seven offices. In November 2002, we started an extensive renovation and relocation project with our Severna Park office. The 2,100 square foot space was completely gutted then rebuilt to accommodate a new vault with safe deposit boxes and privacy room, modern teller stations and a new ATM unit. Although we only moved one mile, this new location is generating a lot of excitement. It has much greater visibility and allows us to accommodate a larger customer base.

The Bank of Glen Burnie is well recognized as a safe and sound community bank. In 2003 we will continue to strengthen our brand while delivering exceptional customer service. With the dedication of our employee family, I am confident that we will continue to be successful.

Sincerely,

F. William Kuethe, Jr.
President & CEO

Net Interest Income
after provisions for credit losses
(dollars in thousands)



$9,925
$10,801
$10,823
$11,368
1999
2000
2001
2002



The BANK of GLEN BURNIE
The BANK of GLEN BURN

Annual Meeting

The Annual Meeting of Stockholders will be held on Thursday, May 8, 2003 beginning at 2:00 p.m. at La Fontaine Bleu, 7514 Ritchie Highway, Glen Burnie, Maryland.

Dividend Reinvestment Plan

Common stockholders participating in the Dividend Reinvestment Plan receive a 5% discount from market price when they reinvest their Glen Burnie Bancorp dividends in additional shares. To obtain a prospectus and authorization forms, contact the Transfer Agent.

Direct Deposit of Dividends

The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly into a checking or savings account. For information regarding this program, contact the Transfer Agent.

Annual Report on Form 10-K

To obtain a copy of the company's Annual Report on Form 10-K for the year ended December 31, 2002, please contact the Transfer Agent.

Independent Auditors

Trice Geary & Myers, LLC
955 Mount Hermon Road
Salisbury, Maryland 21804

Transfer Agent

Registrar and Transfer Company
Stockholder Relations Department
10 Commerce Drive
Cranford, NJ 07016-3572
1-800-368-5948

Brokers

Robert D. Petty, First Vice President - Investments
Legg Mason Wood Walker, Incorporated
125 West Street, Suite 201
Annapolis, MD 21401-2800
410-268-4700 • 410-267-7236 (fax)
rdpetty@leggmason.com

James S. Gibbons, Vice President – Investments
Ferris, Baker Watts, Incorporated
275 West Street, Suite 200
Annapolis, MD 21401
410-268-6960 • 410-267-7570 (fax)
jgibbons@fbw.com

Hammett W. Hough, Vice President
Scott & Stringfellow, Inc.
9113 Church St.
Manassas, VA 20110
800-476-3547 • 703-790-9251 (fax)
hhough@scottstringfellow.com

Directors

John E. Demyan
Real Estate Investor

Theodore L. Bertier, Jr.
Retired Engineer/Architect

Shirley E. Boyer
Real Estate Investor

Thomas Clocker
Owner - Angels Food Market

Alan E. Hahn
Real Estate Investor

Charles L. Hein
Retired Clergyman

F. William Kuethe, Jr.
President and Chief Executive Officer - The Bank of Glen Burnie

Frederick W. Kuethe, III
Aerospace Software Engineer - Northrup Grumman, Inc.

William N. Scherer, Sr.
Attorney; President - Scherer's Market

Karen B. Thorwarth
Independent Insurance Agent

Mary Lipin Wilcox
Elementary School Teacher

John I. Young
Executive Vice President and Chief Operating Officer - The Bank of Glen Burnie

Executive Officers

John E. Demyan
Chairman

F. William Kuethe, Jr.
President

John I. Young
Executive Vice President

Frederick W. Kuethe, III
Vice President

John E. Porter
Treasurer

Dorothy A. Abel
Secretary



Senior Management

F. William Kuethe, Jr.	*President & CEO*
John I. Young	*Executive Vice President & COO*
Michael G. Livingston	*Deputy Chief Operating Officer & CLO*
John E. Porter	*Senior Vice President & CFO*

Officers

Dorothy A. Abel	*Vice President (Lending)*
Rudolph S. Brown	*Vice President (Lending)*
Thomas C. Cooper	*Vice President (Operations)*
Barbara J. Elswick	*Vice President (Lending)*
Joyce A. Ohmer	*Vice President (Branch Administration)*
Paul V. Trice, Jr.	*Vice President (Audit)*
Michelle Stambaugh	*Director of Human Resources*
Yvonne M. Atkinson	*Assistant Vice President (Community Reinvestment Act)*
Diane Campbell	*Assistant Vice President (Glen Burnie)*
Charlene E. Carr	*Assistant Vice President (Severna Park)*
Joyce Cleveland	*Assistant Vice President (Riviera Beach)*
Kristin C. Elswick	*Assistant Vice President (Deposit Processing)*
Patricia A. Miller	*Assistant Vice President (Odenton)*
Patrick Perry	*Assistant Vice President (Lending)*
Arlene Rayburn	*Assistant Vice President (Severn)*
Mike Schutt	*Assistant Vice President (Credit)*
Deborah L. Slappo	*Assistant Vice President (Audit)*
Roxanne Stroud	*Assistant Vice President (Loan Operations)*
Denise M. Sutton	*Assistant Vice President (South Crain)*
Alison D. Tavik	*Assistant Vice President (Marketing)*
Pamela A. Thompson	*Assistant Treasurer*
Donna K. Walsh	*Assistant Vice President (Crownsville)*
Moses Williams	*Assistant Vice President (Collections)*
Charles F. Pumphrey	*Data Processing Officer*



As of March 31, 2002

2002 Annual Report

GLEN BURNIE BANCORP

Glen Burnie Bancorp and Subsidiaries

2002 Annual Report

Contents

Selected Financial Data

The following table presents consolidated selected financial data for the Company and its subsidiaries for each of the periods indicated. Dividends and earnings per share have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.

Year Ended December 31,

	2002	2001	2000	1999	1998
	(Dollars in thousands except per share data)				
Operations Data:					
Net Interest Income	$ 11,368	$ 10,674	$ 10,801	$ 9,925	$ 9,794
Provision for Credit Losses	0	(150)	0	300	(150)
Other Income	2,485	1,821	3,658	2,828	3,122
Other Expense	9,957	10,332	10,746	9,822	11,776
Net Income (Loss)	2,811	1,725	2,275	1,455	833
Share Data:					
Basic Net Income (Loss) Per Share	$ 1.68	$ 1.04	$ 1.38	$ 0.88	$ 0.46
Diluted Net Income (Loss) Per Share.	1.68	1.04	1.38	0.88	0.46
Cash Dividends Declared Per Common Share	0.50	0.45	.449	0.28	0.28
Weighted Average Common Shares Outstanding					
Basic	1,668,335	1,656,904	1,652,001	1,636,275	1,804,472
Diluted	1,671,155	1,656,904	1,652,001	1,636,275	1,804,834
Financial Condition Data:					
Total Assets	$ 279,406	$ 263,362	$ 239,211	$ 213,439	$ 217,571
Loans Receivable, Net	158,287	164,569	162,373	151,107	125,501
Total Deposits	241,420	229,307	205,968	194,090	199,611
Long Term Borrowings	7,251	7,275	7,297	0	0
Junior Subordinated Debentures	5,155	5,155	5,155	0	0
Total Stockholders' Equity	21,789	17,862	17,181	15,102	14,169
Performance Ratios:					
Return on Average Assets	1.05%	.69%	1.02%	0.66%	0.38%
Return on Average Equity	14.49	9.77	12.94	9.97	4.54
Net Interest Margin*	4.76	4.80	5.27	4.96	4.94
Dividends Payout Ratio	29.70	43.27	32.61	43.48	75.75
Capital Ratios:					
Average Equity to Average Assets	9.03%	9.08%	8.59%	6.67%	8.40%
Leverage Ratio	9.07	8.79	9.30	6.87	5.96
Total Risk-Based Capital Ratio	15.28	13.92	13.99	10.80	10.50
Asset Quality Ratios:					
Allowance for Credit Losses to Gross Loans	1.56%	1.75%	2.04%	1.89%	2.21%
Non-accrual and Past Due Loans to Gross Loans	0.36	0.39	0.24	.68	1.36
Allowance for Credit Losses to Non-accrual and Past Due Loans	429.13	445.30	837.87	276.97	162.99
Net Loan Charge-offs (Recoveries) to Average Loans	0.26	0.18	(0.28)	0.15	0.67

* *Presented on a tax-equivalent basis*

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Prior to June 22, 2001, the Company's common stock, par value $1.00 per share (the "Common Stock"), was traded in the over-the-counter market and quoted on the OTC Bulletin Board under the symbol "GLBZ". Since that date, the Common Stock is traded on the Nasdaq SmallCap Market under the same symbol. As of February 11, 2003, there were 475 record holders of the Common Stock. The closing price for the Common Stock on that date was $19.48

The following table sets forth the high and low sales prices for the Common Stock for each full quarterly period during 2002 and 2001 as reported by Nasdaq and as available through the OTC market. The quotations represent prices between dealers and do not reflect the retailer markups, markdowns or commissions, and may not represent actual transactions. Also shown are dividends declared per share for these periods. Data has been adjusted to give retroactive effect to a three-for-two stock split effected through a stock dividend paid on June 21, 2001.

	2002			2001		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31,	$22.40	$13.80	$0.10	$ 10.50	$ 8.25	$ 0.10
June 30,	20.90	18.70	0.10	14.00	10.00	0.10
September 30	18.49	16.65	0.12	17.20	12.25	0.10
December 31	17.93	16.27	0.18	15.00	13.15	0.15

A regular dividend of $0.12 and a bonus dividend of $0.06 were declared for stockholders' of record on December 26, 2002, payable on January 7, 2003 and January 14, 2003, respectively.

The Company intends to pay dividends equal to forty percent (40%) of its profits for each quarter. However, dividends remain subject to declaration by the Board of Directors in its sole discretion and there can be no assurance that the Company will be legally or financially able to make such payments. Payment of dividends may be limited by federal and state regulations which impose general restrictions on a bank's and bank holding company's right to pay dividends (or to make loans or advances to affiliates which could be used to pay dividends). Generally, dividend payments are prohibited unless a bank or bank holding company has sufficient net (or retained) earnings and capital as determined by its regulators. See "Item 1. Business - Supervision and Regulation - Regulation of the Company - Dividends and Distributions" and "Item 1. Business -- Supervision and Regulation - Regulation of the Bank - Dividend Limitations." The Company does not believe that those restrictions will materially limit its ability to pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

During 2002, the Company continued many favorable operating trends. Most notably, the Bank's net income grew from $1,725,000 in 2001 to $2,811,000 in 2002, a 62.9% increase in net income. In addition, 2002 saw significant growth in both the Bank's deposits and investment portfolio. Deposit growth in 2002 was strong with increases of $8,736,020 in interest bearing deposits and $3,376,869 in non-interest bearing demand deposits. Investment portfolio growth was due primarily to the increase in the Bank's investment in state and municipal bonds which had grown to $31,899,000 by the end of 2002.

Forward-Looking Statements

When used in this discussion and elsewhere in this Annual Report on Form 10-K, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and readers are advised that various factors, including regional and national economic conditions, unfavorable judicial decisions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Comparison of Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

General. For the year ended December 31, 2002, the Company reported consolidated net income of $2,811,083 ($1.68 basic and diluted earnings per share) compared to consolidated net income of $1,725,236 ($1.04 basic and diluted earnings per share) for the year ended December 31, 2001 and consolidated net income of $2,274,866 ($1.38 basic and diluted earnings per share) for the year ended December 31, 2000. (All per share amounts throughout this report have been adjusted to give retroactive effect to a six-for-five stock split effected through a stock dividend paid on January 11, 2000 and a three-for-two stock split effected through a stock dividend paid on June 21, 2001.) Income for 2000 included a $490,000 gain on foreclosed real estate and a non-recurring settlement gain of $1,600,126 on the termination of the Bank's pension plan. Net income for 2000, adjusted to remove the effects of these items, net of taxes, was $991,947. Income for 2002 included a $763,644 curtailment gain on a post retirement benefit plan amendment. Net income for 2002, adjusted to remove the effects of this item, net of taxes, was $2,342,358.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is determined by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Consolidated net interest income for the year ended December 31, 2002 was $11,368,150 compared to $10,673,730 for the year ended December 31, 2001 and $10,801,098 for the year ended December 31, 2000. The $694,420 increase for the most recent year was due to a decrease in the interest expense on deposits combined with an increase in interest income on state and municipal securities, partially offset by a decrease in interest income on loans. The $127,368 decrease in net interest income for 2001 as compared to 2000 was due to a decline in interest income on loans combined with an increase in interest expense for long-term borrowings and junior subordinated debentures, partially offset by increased interest income on state and municipal securities and corporate trust preferred securities. Since a large portion of the Company's portfolio is invested in state and municipal securities, which are tax advantaged, the after tax net interest income for 2002 was $11,886,144, a $827,939 or 7.49% increase over the $11,058,205 after tax net interest income for 2001. The after tax net interest income for 2001 was $11,058,205, compared to $10,884,430 for 2000, an increase of $173,775 or 1.60%.

Interest expense decreased from $6,533,274 in 2001 to $5,202,132 in 2002, a $1,331,142, or 20.4% decrease, primarily due to decreases in interest rates. Interest expense increased from $5,901,617 in 2000 to $6,533,274 in 2001, a $631,657 or 10.7% increase, primarily due to the trust preferred issuance and the FHLB long-term borrowing in September, 2000. Net interest margin for the year ended December 31, 2002 was 4.76% compared to 4.80% and 5.27% for the years ended December 31, 2001 and 2000, respectively.

The following table allocates changes in income and expense attributable to the Company's interest-earning assets and interest-bearing liabilities for the periods indicated between changes due to changes in rate and changes in volume. Changes due to rate/volume are allocated to changes due to volume.

	Year Ended December 31,					
	2002	VS.	2001	2001	VS.	2000
		Change Due To:			Change Due To:	
	Increase/ Decrease	Rate	Volume	Increase/ Decrease	Rate	Volume
			(In Thousands)			
ASSETS						
Interest-earning assets:						
Federal funds sold	$ (192)	$ (157)	$ (35)	$ 85	$(139)	$ 224
Interest-bearing deposits	(185)	(18)	(167)	185	(34)	219
Investment securities:						
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	75	(717)	792	(296)	(126)	(170)
Obligations of states and political subdivisions(1)	616	(183)	799	579	(52)	631
All other investment securities	17	(78)	95	242	43	199
Total investment securities	708	(978)	1,686	525	(135)	660
Loans, net of unearned income:						
Demand, time and lease	(78)	(127)	49	(39)	(116)	77
Mortgage and construction	(74)	(359)	285	(745)	(607)	(138)
Installment and credit card	(685)	(239)	(446)	493	114	379
Total gross loans(2)	(837)	(725)	(112)	(291)	(609)	318
Allowance for credit losses	-	-	-	-	-	-
Total net loans	(837)	(725)	(112)	(291)	(609)	318
Total interest-earning assets	$(506)	$(1,878)	$1,372	$ 504	$(917)	$1,421
LIABILITIES:						
Interest-bearing deposits:						
Savings and NOW	$(255)	$(323)	$ 68	$ (430)	$(438)	$ 8
Money market	(171)	(190)	19	(93)	(140)	47
Other time deposits	(889)	(1,147)	258	488	(36)	524
Total interest-bearing deposits	(1,315)	(1,160)	345	(35)	(614)	579
Non-interest-bearing deposits	-	-	-	-	-	-
Borrowed funds	(17)	(32)	15	666	382	284
Total interest-bearing liabilities	$(1,332)	$(1,692)	$ 360	$ 631	$(232)	$ 863

(1) Tax equivalent basis.
(2) Non-accrual loans included in average balances.

The following table provides information for the designated periods with respect to the average balances, income and expense and annualized yields and costs associated with various categories of interest-earning assets and interest-bearing liabilities.

	Year Ended December 31,								
	2002			2001			2000		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
	(Dollars In Thousands)								
ASSETS:									
Interest-earning assets:									
Federal funds sold	$ 5,919	$ 94	1.59%	$ 6,733	$ 286	4.25%	$ 3,185	$ 201	6.31%
Interest-bearing deposits	1,782	55	3.09	5,878	240	4.08	472	22	4.66
Investment securities:									
U.S. Treasury securities, obligations of U.S. government agencies and mortgage-backed securities	52,287	2,517	4.81	39,491	2,442	6.18	42,098	2,738	6.50
Obligations of states and political subdivisions(1)	25,402	1,741	6.85	13,761	1,125	8.18	2,766	243	8.79
All other investment securities	4,935	344	6.97	3,833	327	8.56	1,587	118	7.43
Total investment securities	82,624	4,602	5.57	57,085	3,894	6.82	46,451	3,099	6.67
Loans, net of unearned income:									
Demand, time and lease	5,066	348	6.87	4,542	426	9.38	3,894	465	11.94
Mortgage and construction	83,444	6,342	7.60	79,873	6,416	8.03	81,427	7,161	8.79
Installment and credit card	73,851	5,647	7.65	79,416	6,332	7.97	74,489	5,839	7.83
Total gross loans(2)	162,361	12,337	7.60	163,831	13,174	8.04	159,810	13,465	8.42
Allowance for credit losses	2,767			3,242			3,260		
Total net loans	159,594	12,337	7.59	160,589	13,174	8.20	156,550	13,465	8.60
Total interest-earning assets	249,919	17,088	6.84	230,285	17,594	7.64	206,658	16,787	8.12
Cash and due from banks	8,921			9,963			6,734		
Other assets	10,199			9,124			9,962		
Total assets	$269,039			$249,372			$223,354		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing deposits:									
Savings and NOW	$ 67,926	485	0.71%	$ 61,992	$ 740	1.19%	$ 62,257	$ 1,188	1.90%
Money market	19,770	186	0.94	18,756	357	1.90	16,919	450	2.65
Other time deposits	88,304	3,542	4.01	83,498	4,431	5.31	73,292	3,924	5.35
Total interest-bearing deposits	176,000	4,213	2.39	164,246	5,528	3.37	152,468	5,562	3.64
Borrowed funds	13,172	989	7.51	12,981	1,006	7.75	1,880	339	4.81
Total interest-bearing liabilities	189,172	5,202	2.75	177,227	6,534	3.69	154,348	5,902	3.82
Non-interest-bearing deposits	58,351			52,252			48,071		
Other liabilities	1,389			2,240			3,348		
Stockholders' equity	20,127			17,653			17,587		
Total liabilities and equity	$269,039			$249,372			$223,354		
Net interest income		$11,886			$11,060			$10,885	
Net interest spread			4.09%			3.95%			4.30%
Net interest margin			4.76%			4.80%			5.27%

1 Tax equivalent basis. The incremental tax rate applied was 30.73% for 2002 and 34.38% for 2001.
2 Non-accrual loans included in average balance.

Provision For Credit Losses. During the year ended December 31, 2002, the Company made no provision for credit losses compared to a negative $150,000 provision during the year ended December 31, 2001 and no provision during the year ended December 31, 2000. At December 31, 2002, the allowance for loan losses equaled 429.13% of non-accrual and past due loans compared to 445.30% and 837.87% at December 31, 2001 and 2000, respectively. During the year ended December 31, 2002, the Company recorded net chargeoffs of $423,755 compared to $296,360 and $463,184 in net charge-offs during the years ended December 31, 2001 and 2000, respectively.

Other Income. Other income increased from $1,821,138 in 2001 to $2,484,725 in 2002, a $663,587, or 36.4% increase. The increase was largely due to the non-recurring curtailment gain of $763,644 on a post retirement benefit plan amendment partially offset by a decrease in securities gains realized, income from service charges on deposit accounts and other fees and commissions also increased. Other income decreased from $3,657,878 in 2000 to $1,821,138 in 2001, a $1,836,740, or 50.2% decrease. The decrease was largely due to a $490,000 gain on foreclosed real estate and a nonrecurring settlement gain of $1,600,126 on the termination of the Bank's pension plan in 2000 which were not present in 2001, partially offset by a gain on investment securities of $273,003 in 2001.

Other Expenses. Other expenses decreased from $10,332,093 in 2001 to $9,956,847 in 2002, a $375,246 or 3.6% decrease. This decrease was primarily due to a decline in other operating expenses and employee benefit costs, which were partially offset by an increase in salaries and wages. Other expenses decreased from $10,746,049 in 2000 to $10,332,093 in 2001, a $413,956 or 3.85% decrease. This decrease was primarily due to a decline in employee benefit expense, which relates to the termination of the Bank's defined benefit retirement plan.

Income Taxes. During the year ended December 31, 2002, the Company recorded income tax expense of $1,084,945, compared to income tax expense of $587,539 for the year ended December 31, 2001. The increase in income tax expense for 2002 as compared to 2001 was primarily due to the curtailment gain on post retirement benefits and an increase in net interest income partially offset by the tax benefits from the Companies increased investment in state and municipal securities. During the year ended December 31, 2001, the Company recorded income tax expense of $587,539, compared to income tax expense of $1,438,061 for the year ended December 31, 2000. Part of the 2000 period income tax expense was due to nonrecurring income realized in 2000 and was offset, in part, by the tax benefits from the Company's investments in state and municipal securities. The decreased income tax expense for 2001 was due to a decline in pretax income and increased investments in state and municipal securities.

Comparison of Financial Condition at December 31, 2002, 2001 and 2000

The Company's total assets increased to $279,406,206 at December 31, 2002 from $263,361,726 at December 31, 2001. The increase in assets during the year ended December 31, 2002 is a result primarily of growth in investment securities and other assets partially offset by a decrease in the loan portfolio. The Company's total assets increased to $263,361,726 at December 31, 2001 from $239,211,180 at December 31, 2000. The increase in assets during the year ended December 31, 2001 is a result primarily of growth in the investment portfolio.

The Company's loan portfolio declined to $158,286,746 at December 31, 2002 compared to $164,569,252 at December 31, 2001 and $162,373,731 at December 31, 2000. The decline in the loan portfolio during the 2002 period is attributable almost entirely to a decrease in the indirect automobile portfolio. The growth in the loan portfolio during the 2001 period is primarily attributable to growth in residential mortgages, partially offset by a decrease in commercial mortgages and indirect automobile lending. The decrease in indirect automobile lending can be at least partially attributed to zero percent financing offered by automobile manufacturers since September 2001.

During 2002, the Company's total investment securities portfolio (including both investment securities available for sale and investment securities held to maturity) totaled $91,860,051, a $19,795,130 or 27.5%, increase from $72,064,921 at December 31, 2001. This increase is primarily attributable to growth in mortgage backed and state and municipal securities, partially offset by a decline in U.S. Government agency securities. During 2001, the Company's total investment securities portfolio totaled $72,064,921, a $19,470,023 or 37%, increase from $52,594,898 at December 31, 2000. This increase was primarily attributable to the use of increased deposits to increase the Bank's investment in mortgage backed securities and state, county and municipal securities, partially offset by a decrease in U.S. governmental agency securities.

Deposits as of December 31, 2002 totaled $241,419,607, an increase of $12,112,890, or 5.3%, from the $229,306,717 total as of December 31, 2001. The $229,306,717 in total deposits as of December 31, 2001 was a $23,338,380 or 11.3% increase from the $205,968,337 total deposits as of December 31, 2000. Demand deposits as of December 31, 2002 totaled $59,061,977, a $3,376,869 or 6.1% increase from $55,685,108 at December 31, 2001. NOW and Super NOW accounts as of December 31, 2002 increased by $1,675,470 or 7.5% from their 2001 level to $24,071,173. Money market accounts decreased by $736,522 or 3.6%, from their 2001 level to total $19,889,727 December 31, 2002. Savings deposits increased by $5,271,207 or 12.4% from their 2001 level, to $47,616,167 at December 31, 2002. Time deposits over $100,000 totaled $17,698,559 on December 31, 2002, an increase of $63,093, or 0.3% from December 31, 2001. Other time deposits (made up of certificates of deposit less than $100,000 and individual retirement accounts) totaled $73,082,004 on December 31, 2002, a $2,462,772 or a 3.5%, increase from December 31, 2001.

Total stockholders' equity as of December 31, 2002 increased by $3,927,801 or 22.0% from the 2001 period. The increase was attributed to an increase in retained earnings and accumulated other comprehensive income, net of tax. Total stockholders' equity as of December 31, 2001 increased by $680,838 or 3.96% from the 2000 period. The increase was attributed to an increase in outstanding common stock and retained earnings, offset by a decline in accumulated other comprehensive income, net of tax.

Asset/Liability Management

Net interest income, the primary component of the Company's net income, arises from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities and the relative amounts of such assets and liabilities. The Company manages its assets and liabilities by coordinating the levels of and gap between interest-rate sensitive assets and liabilities to minimize changes in net interest income and in the economic value of its equity despite changes in market interest rates. The Bank's Asset/Liability and Risk Management Committee meets on a monthly basis to monitor compliance with the Board's objectives. Among other tools used by the Asset/Liability and Risk Management Committee to monitor interest rate risk is a "gap" report which measures the dollar difference between the amount of interest-earning assets and interest-bearing liabilities subject to repricing within a given time period. Generally, during a period of rising interest rates, a negative gap position would adversely affect net interest income, while a positive gap would result in an increase in net interest income, while, conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income and a positive gap would adversely affect net interest income.

During recent periods, the Company has maintained a negative gap position that has benefited earnings as interest rates have fallen. In order to reduce its negative gap position, the Company has recently begun investing in mortgage-backed and other government securities which have rates that adjust to market rates. The Company also maintains a significant portfolio of available-for-sale securities that can be quickly converted to more liquid assets if needed.

The following table sets forth the Bank's interest-rate sensitivity at December 31, 2002.

	0-3 Months	Over 3 To 12 Months	Over 1 Through 5Years	Over 5 Years	Total
			(Dollars In Thousands)		
Assets:					
Cash and due from banks	$ --	$ --	$ --	$ --	$ 11,297
Federal funds and overnight deposits	4,445	--	--	--	
Securities	100	1,299	12,434	78,730	92,663
Loans	12,199	2,665	75,823	70,115	160,802
Fixed Assets	--	--	--	--	4,143
Other Assets	--	--	--	--	5,123
Total assets	$16,744	$ 3,964	$88,257	$148,945	$278,473
Liabilities:					
Demand deposit accounts	$ -	$ -	$ -	$ -	$ 59,062
NOW accounts	24,071	-	-	-	24,071
Money market deposit accounts	19,890	-	-	-	19,890
Savings accounts	47,616	1,428	-	-	49,044
IRA accounts	2,319	6,372	11,410	1,689	21,790
Certificates of deposit	15,888	26,739	24,459	476	67,563
Other liabilities	-	-	-	-	10,109
Junior Subordinated Debenture	-	-	-	-	5,155
Stockholders' equity	-	-	-	-	21,782
Total liabilities and Stockholders' equity	$109,784	$34,539	$35,869	$2,165	$278,473
GAP	$(93,040)	$(30,575)	$52,388	$146,780	
Cumulative GAP	(93,040)	(123,615)	(71,227)	75,553	
Cumulative GAP as a % of total assets	(33.41%)	(44.39%)	(25.58%)	27.13%	

The foregoing analysis assumes that the Bank's assets and liabilities move with rates at their earliest repricing opportunities based on final maturity. Mortgage-backed securities are assumed to mature during the period in which they are estimated to prepay and it is assumed that loans and other securities are not called prior to maturity. Certificates of deposit and IRA accounts are presumed to reprice at maturity. NOW savings accounts are assumed to reprice within three months although it is the Company's experience that such accounts may be less sensitive to changes in market rates.

Liquidity and Capital Resources

The Company currently has no business other than that of the Bank and does not currently have any material funding commitments. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investments and operations are net income, deposits from its primary market area, principal and interest payments on loans, interest received on investment securities and proceeds from maturing investment securities. Its principal funding commitments are for the origination or purchase of loans and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits, residential and small business lending, and to meet specific and anticipated needs.

The Bank's most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from financial institutions, federal funds sold and money market mutual funds. The levels of such assets are dependent on the Bank's operating financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents (cash due from banks, interest-bearing deposits in other financial institutions, and federal funds sold), as of December 31, 2002, totaled $15,742,088, a decrease of $2,478,740 or 13.6%, from the December 31, 2001 total of $18,220,828. Most of this decrease was due to a decline in deposits in other financial institutions and a reduction in federal funds sold.

As of December 31, 2002, the Bank was permitted to draw on a $33.4 million line of credit from the FHLB of Atlanta. Borrowings under the line are secured by a floating lien on the Bank's residential mortgage loans and its portfolio of U.S. Government and Agency Securities. As of December 31, 2002, a $7 million long-term convertible advance was outstanding under this line. In addition the Bank has a secured line of credit in the amount of $5 million from another commercial bank on which it has not drawn. Furthermore, on September 7, 2000, the Company issued $5,155,000 of its 10.6% Junior Subordinated Deferrable Interest Debentures to Glen Burnie Statutory Trust I, a Connecticut statutory trust wholly owned by the Company. The Trust, in turn, issued $5,000,000 of its 10.6% capital securities to institutional investors. The debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010. As of December 31, 2002, the full $5,155,000 was outstanding.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2002, the Company was in compliance with these requirements with a leverage ratio of 9.1%, a Tier 1 risk-based capital ratio of 14.0% and total risk-based capital ratio of 15.3%. At December 31, 2002, the Bank met the criteria for designation as a well capitalized depository institution under FDIC regulations.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in mature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

The Company's accounting policies are more fully described in Note 1 of the Notes to the Consolidated Financial Statements, starting on page F-8 and are essential to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. As discussed there, the preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, the determination of estimates requires the exercise of judgment. Management has used the best information available to make the estimations necessary to value the related assets and liabilities based on historical experience and on various assumptions which are believed to be reasonable under the circumstances. Actual results could differ from those estimates, and such differences may be material to the financial statements. The Company reevaluates these variables as facts and circumstances change. Historically, actual results have not differed significantly from the Company's estimates. The following is a summary of the more judgmental accounting estimates and principles involved in the preparation of the Company's financial statements, including the identification of the variables most important in the estimation process:

Allowance for Credit Losses. The allowance for credit losses is management's best estimate of the probable incurred credit losses in the lending portfolio. The Company performs periodic and systematic detailed reviews of its loan portfolio to identify and estimate the inherent risks and assess overall collectibility. These reviews include loss forecast modeling based on historical experiences and current events and conditions as well as individual loan valuations. In each analysis, numerous portfolio and economic assumptions are made.

Accrued Taxes. Management estimates income tax expense based on the amount it expects to owe various tax authorities. Income taxes are discussed in more detail in Note 9 to the consolidated financial statements. Accrued taxes represent the net estimated amount due or to be received from taxing authorities. In estimating accrued taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions taking into account statutory, judicial and regulatory guidance in the context of the Company's tax position.

Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (SFAS 146). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. This statement changes the current practice of accounting for these transactions by changing the timing of the recognition of exit or disposal costs and generally requires such costs to be recognized when the liability is incurred rather than on the date the entity commits to a plan of exit or disposal. It also requires such liabilities to be measured at fair value. The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. In management's opinion, the Company and the Bank are currently in compliance with all applicable provisions of this pronouncement (See Note 5 to the Company's Consolidated Financial Statements).

In October 2002, FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*, an amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9 (SFAS 147). This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FASB No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*, and FASB Interpretation No. 9, *Applying APB Opinions No. 16 and 17, When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounting for by the Purchase Method.* This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower relationship intangible assets and credit cardholder intangible assets) including those acquired in transactions between two or more mutual enterprises. In management's opinion, the Company and the Bank are currently in compliance with all applicable provisions of this pronouncement.

In December 2002, FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure* (SFAS 148). This statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transaction for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. Finally this statement amends Accounting Principles Board Opinion No. 28, *Interim Financial Reporting* (APB 28), to require disclosure about effects in interim financial information.

Certain of the amendments to SFAS 123 contained in SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002, and others are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. Management is currently considering the impact of the change to the fair value based method of accounting for stock-based employee compensation in the 2003 financial statements. In management's opinion, the Company and the Bank are currently in compliance with all applicable disclosure provisions of this pronouncement.

Independent Auditor's Report

TRICE GEARY & MYERS LLC
CERTIFIED PUBLIC ACCOUNTANTS ▼ BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Glen Burnie Bancorp and Subsidiaries
Glen Burnie, Maryland

We have audited the accompanying consolidated balance sheets of Glen Burnie Bancorp and subsidiaries as of December 31, 2002, 2001, and 2000, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Glen Burnie Bancorp and subsidiaries as of December 31, 2002, 2001, and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Trice Geary & Myers LLC
Salisbury, Maryland
January 31, 2003

955 Mt. Hermon Road ▼ Salisbury, Maryland 21804 ▼ 410/742-1328 ▼ Toll Free 888/546-1574 ▼ Fax 410/742-6855 ▼ www.tricegeary.com

Glen Burnie Bancorp and Subsidiaries

Consolidated Balance Sheets

December 31,	2002	2001	2000
Assets			
Cash and due from banks	$ 11,297,175	$ 10,888,085	$ 9,559,329
Interest-bearing deposits in other financial institutions	41,335	1,879,444	50,947
Federal funds sold	4,403,578	5,453,299	5,898,863
Cash and cash equivalents	15,742,088	18,220,828	15,509,139
Certificates of deposit in other financial institutions	100,000	100,000	100,000
Investment securities available for sale, at fair value	84,657,682	55,547,998	21,308,961
Investment securities held to maturity (fair value 2002 $7,615,702; 2001 $16,881,451; 2000 $31,019,121)	7,202,369	16,516,923	31,285,937
Federal Home Loan Bank stock, at cost	703,200	652,300	652,300
Common stock in the Glen Burnie Statutory Trust I	155,000	155,000	155,000
Ground rents, at cost	249,900	249,900	249,900
Loans, less allowance for credit losses 2002 $2,514,700; 2001 $2,938,455; 2000 $3,384,815	158,286,746	164,569,252	162,373,731
Premises and equipment, at cost, less accumulated depreciation	4,143,429	3,886,631	4,268,403
Accrued interest receivable on loans and investment securities	1,547,511	1,527,018	1,681,219
Deferred income tax benefits	-	427,367	126,933
Other real estate owned	413,373	420,162	484,148
Other assets	6,204,908	1,088,347	1,015,509
Total assets	$ 279,406,206	$ 263,361,726	$ 239,211,180
Liabilities and Stockholders' Equity			
Liabilities:			
Deposits:			
Noninterest-bearing	$ 59,061,977	$ 55,685,108	$ 52,962,491
Interest-bearing	182,357,630	173,621,610	153,005,846
Total deposits	241,419,607	229,306,718	205,968,337
Short-term borrowings	837,074	882,408	487,978
Long-term borrowings	7,251,489	7,274,791	7,296,523
Dividends payable	236,291	195,333	213,345
Accrued interest payable on deposits	111,398	155,174	195,166
Accrued interest payable on junior subordinated debentures	171,518	171,518	166,986
Deferred income tax liabilities	915,314	-	-
Other liabilities	1,519,129	2,359,199	2,547,098
Total liabilities	252,461,820	240,345,141	216,875,433
Commitments and contingencies			
Guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	5,155,000	5,155,000	5,155,000
Stockholders' equity:			
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding 2002 1,677,173 shares; 2001 1,663,560 shares; 2000 1,110,049 shares	1,677,173	1,663,560	1,110,049
Surplus	10,637,578	10,390,511	10,373,549
Retained earnings	7,946,747	5,970,537	5,544,305
Accumulated other comprehensive income (loss), net of tax	1,527,888	(163,023)	152,844
Total stockholders' equity	21,789,386	17,861,585	17,180,747
Total liabilities and stockholders' equity	$ 279,406,206	$ 263,361,726	$ 239,211,180

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Income

Years Ended December 31,	2002	2001	2000
Interest income on:			
Loans, including fees	$ 12,336,820	$ 13,173,325	$ 13,464,699
U.S. Treasury securities	59,818	94,336	129,283
U.S. Government agency securities	2,457,585	2,347,049	2,608,332
State and municipal securities	1,206,798	738,330	159,053
Corporate trust preferred securities	341,094	310,484	80,897
Federal funds sold	93,735	286,176	200,978
Other	74,432	257,304	59,473
Total interest income	16,570,282	17,207,004	16,702,715
Interest expense on:			
Deposits	4,212,826	5,527,610	5,562,428
Short-term borrowings	6,446	17,885	66,513
Long-term borrowings	436,430	436,817	105,690
Junior subordinated debentures	546,430	550,962	166,986
Total interest expense	5,202,132	6,533,274	5,901,617
Net interest income	11,368,150	10,673,730	10,801,098
Provision for credit losses	-	(150,000)	-
Net interest income after provision for credit losses	11,368,150	10,823,730	10,801,098
Other income:			
Service charges on deposit accounts	917,816	860,681	859,734
Other fees and commissions	750,385	687,454	734,255
Gains (losses) on investment securities	52,880	273,003	(26,237)
Gain on sale of other real estate owned	-	-	490,000
Curtailment gain on post-retirement benefits plan amendment	763,644	-	-
Settlement gain on pension plan termination	-	-	1,600,126
Total other income	2,484,725	1,821,138	3,657,878
Other expenses:			
Salaries and wages	4,165,994	4,083,115	4,085,541
Employee benefits	1,614,284	1,769,209	2,131,481
Occupancy	589,289	577,440	615,201
Furniture and equipment	854,059	889,924	871,655
Other expenses	2,733,221	3,012,405	3,042,171
Total other expenses	9,956,847	10,332,093	10,746,049
Income before income taxes	3,896,028	2,312,775	3,712,927
Federal and state income tax expense	1,084,945	587,539	1,438,061
Net income	$ 2,811,083	$ 1,725,236	$ 2,274,866
Basic and diluted earnings per share of common stock	$ 1.68	$ 1.04	$ 1.38

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31,	2002	2001	2000
Net income	$ 2,811,083	$ 1,725,236	$ 2,274,866
Other comprehensive income (loss), net of tax			
Unrealized holding gains (losses) arising during the period (net of deferred taxes (benefits) 2002 $1,081,095; 2001 ($98,834); 2000 $182,437)	1,718,218	(157,081)	290,199
Reclassification adjustment for (gains) losses included in net income (net of deferred taxes (benefits) 2002 $17,182; 2001 $99,907; 2000 ($10,128))	(27,307)	(158,786)	16,110
Total other comprehensive income (loss)	1,690,911	(315,867)	306,309
Comprehensive income	$ 4,501,994	$ 1,409,369	$ 2,581,175

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31, 2002, 2001, and 2000

	Common Stock Shares	Common Stock Par Value	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balances, December 31, 1999	1,093,496	$ 1,093,496	$ 10,149,247	$ 4,013,171	$ (153,465)	$ 15,102,449
Net income	-	-	-	2,274,866	-	2,274,866
Shares issued under stockholder stock purchase plan	2,659	2,659	47,330	-	-	49,989
Cash dividends, $.449 per share	-	-	-	(743,732)	-	(743,732)
Dividends reinvested under dividend reinvestment plan	13,894	13,894	187,861	-	-	201,755
Expired stock options	-	-	(10,889)	-	-	(10,889)
Other comprehensive income, net of tax	-	-	-	-	306,309	306,309
Balances, December 31, 2000	1,110,049	1,110,049	10,373,549	5,544,305	152,844	17,180,747
Net income	-	-	-	1,725,236	-	1,725,236
Shares repurchased and retired	(10,000)	(10,000)	(138,750)	-	-	(148,750)
Cash dividends, $.45 per share	-	-	-	(747,807)	-	(747,807)
Dividends reinvested under dividend reinvestment plan	12,314	12,314	155,712	-	-	168,026
Stock split effected in form of 50% stock dividend	551,197	551,197	-	(551,197)	-	-
Other comprehensive loss, net of tax	-	-	-	-	(315,867)	(315,867)
Balances, December 31, 2001	1,663,560	1,663,560	10,390,511	5,970,537	(163,023)	17,861,585
Net income	-	-	-	2,811,083	-	2,811,083
Cash dividends, $.50 per share	-	-	-	(834,873)	-	(834,873)
Dividends reinvested under dividend reinvestment plan	10,548	10,548	169,522	-	-	180,070
Shares issued under employee stock purchase plan	3,065	3,065	39,140	-	-	42,205
Vested stock options	-	-	38,405	-	-	38,405
Other comprehensive income, net of tax	-	-	-	-	1,690,911	1,690,911
Balances, December 31, 2002	1,677,173	$ 1,677,173	$ 10,637,578	$ 7,946,747	$ 1,527,888	$ 21,789,386

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 2,811,083	$ 1,725,236	$ 2,274,866
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, amortization, and accretion	1,241,007	805,988	744,678
Compensation expense (benefit) from vested stock options, net	38,405	-	(10,889)
Provision for credit losses	-	(150,000)	-
Losses on other real estate owned	6,789	63,986	27,679
Deferred income taxes (benefits), net	278,768	(101,691)	(73,725)
Losses (gains) on disposals of assets, net	14,429	(259,135)	(255,803)
Income on investment in life insurance	(24,964)	-	-
Changes in assets and liabilities:			
(Increase) decrease in accrued interest receivable	(20,493)	154,201	(402,152)
(Increase) decrease in other assets	(209,838)	(59,006)	2,020,004
(Decrease) increase in accrued interest payable	(43,776)	(35,460)	209,597
(Decrease) increase in other liabilities	(840,072)	(167,514)	834,018
Net cash provided by operating activities	3,251,338	1,976,605	5,368,273
Cash flows from investing activities:			
Maturities of held to maturity mortgage-backed securities	3,179,978	3,303,672	1,521,930
Maturities of other held to maturity investment securities	6,134,713	10,961,629	500,000
Maturities of available for sale mortgage-backed securities	13,505,963	2,271,148	1,621,643
Maturities of other available for sale investment securities	4,098,363	5,237,023	500,000
Sales of debt securities	2,053,968	7,067,274	4,540,643
Purchases of held to maturity mortgage-backed securities	-	-	(2,990,625)
Purchases of held to maturity investment securities	-	-	(1,652,173)
Purchases of available for sale mortgage-backed securities	(30,417,008)	(25,158,011)	-
Purchases of other available for sale investment securities	(16,085,767)	(23,434,008)	(12,836,928)
Purchase of FHLB stock	(50,900)	-	-
Purchase of certificate of deposit	-	-	(100,000)
Purchase of common stock in the Glen Burnie Statutory Trust I	-	-	(155,000)
Purchase of life insurance contracts	(5,000,000)	-	-
Decrease (increase) in loans, net	6,282,506	(2,045,521)	(11,267,171)
Proceeds from sales of other real estate	-	-	537,000
Purchases of premises and equipment	(904,507)	(432,658)	(599,373)
Net cash used by investing activities	(17,202,691)	(22,229,452)	(20,380,054)
Cash flows from financing activities:			
Increase in noninterest-bearing deposits, NOW accounts, money market accounts, and savings accounts, net	9,587,004	10,990,615	7,608,893
Increase in time deposits, net	2,525,885	12,347,766	4,269,449
(Decrease) increase in short-term borrowings	(45,334)	394,430	(1,976,958)
Proceeds from long-term borrowings	-	-	7,000,000
Repayments of long-term borrowings	(23,302)	(21,732)	(3,477)
Cash dividends paid	(793,915)	(765,819)	(667,053)
Common stock dividends reinvested	180,070	168,026	201,755
Repurchase and retirement of common stock	-	(148,750)	-
Issuance of guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	-	-	5,155,000
Issuance of common stock	42,205	-	49,989
Net cash provided by financing activities	11,472,613	22,964,536	21,637,598
(Decrease) increase in cash and cash equivalents	(2,478,740)	2,711,689	6,625,817
Cash and cash equivalents, beginning of year	18,220,828	15,509,139	8,883,322
Cash and cash equivalents, end of year	$ 15,742,088	$ 18,220,828	$ 15,509,139

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

Glen Burnie Bancorp and Subsidiaries

Consolidated Statements of Cash Flows
(Continued)

Years Ended December 31,	2002	2001	2000
Supplementary Cash Flow Information:			
Interest paid	$ 5,245,908	$ 6,568,734	$ 5,692,020
Income taxes paid	712,844	693,000	205,000
Total increase (decrease) in unrealized appreciation (depreciation) on securities available for sale	2,754,826	(514,610)	499,038

The Notes to Consolidated Financial Statements are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

The Bank of Glen Burnie (the "Bank") provides financial services to individuals and corporate customers located in Anne Arundel County and surrounding areas of Central Maryland, and is subject to competition from other financial institutions. The Bank is also subject to the regulations of certain Federal and State of Maryland (the "State") agencies and undergoes periodic examinations by those regulatory authorities. The accounting policies of the Bank conform to generally accepted accounting principles and to general practices within the banking industry.

Significant accounting policies not disclosed elsewhere in the consolidated financial statements are as follows:

Principles of Consolidation:

The consolidated financial statements include the accounts of Glen Burnie Bancorp (the "Company") and its subsidiaries, The Bank of Glen Burnie and GBB Properties, Inc., a company engaged in the acquisition and disposition of other real estate. Intercompany balances and transactions have been eliminated. The Parent Only financial statements (see Note 22) of the Company account for the subsidiaries using the equity method of accounting.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted within the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Securities Held to Maturity:

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the effective interest rate method over the period to maturity. Securities transferred into held to maturity from the available for sale portfolio are recorded at fair value at time of transfer with unrealized gains or losses reflected in equity and amortized over the remaining life of the security.

Securities Available for Sale:

Marketable debt securities not classified as held to maturity are classified as available for sale. Securities available for sale may be sold in response to changes in interest rates, loan demand, changes in prepayment risk, and other factors. Changes in unrealized appreciation (depreciation) on securities available for sale are reported in other comprehensive income. Realized gains (losses) on securities available for sale are included in other income (expense) and, when applicable, are reported as a reclassification adjustment, net of tax, in other comprehensive income. The gains and losses on securities sold are determined by the specific identification method. Premiums and discounts are recognized in interest income using the effective interest rate method over the period to maturity. Additionally, declines in the fair value of individual investment securities below their cost that are other than temporary are reflected as realized losses in the consolidated statements of income.

Other Securities:

Federal Home Loan Bank ("FHLB") stock is an equity interest in the FHLB, which does not have a readily determinable fair value for purposes of Statement of Financial Accounting Standards ("SFAS") No 115, *Accounting for Certain Investments in Debt and Equity Securities*, because its ownership is restricted and it lacks a market. FHLB stock can be sold back only at its par value of $100 per share and only to the FHLB or another member institution.

Note 1. **Summary of Significant Accounting Policies** (continued)

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrower's ability to pay.

While management believes it has established the allowance for credit losses in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

Reserve for Unfunded Commitments

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. No loans were converted to OREO in 2002, 2001, or 2000. The Bank financed no sales of OREO for 2002, 2001, or 2000. Sales of OREO financed by GBB Properties, Inc. totaled $145,000 for 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Bank Premises and Equipment:

Bank premises and equipment are stated at cost less accumulated depreciation. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the lesser of the terms of the leases or their estimated useful lives. Expenditures for improvements that extend the life of an asset are capitalized and depreciated over the asset's remaining useful life. Gains or losses realized on the disposition of premises and equipment are reflected in the consolidated statements of income. Expenditures for repairs and maintenance are charged to other expenses as incurred. Computer software is recorded at cost and amortized over three to five years.

Intangible Assets:

A core deposit intangible asset of $544,652, relating to a branch acquisition, is being amortized on the straight-line method over 10 years. Accumulated amortization totaled $394,872, $340,407, and $285,942 at December 31, 2002, 2001, and 2000, respectively. Amortization expense totaled $54,465 for each of the years ended December 2002, 2001, and 2000.

Long-Lived Assets:

The carrying value of long-lived assets and certain identifiable intangibles, including goodwill, is reviewed by the Bank for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed in SFAS No. 121, *Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and later superceded by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*. As of December 31, 2001, no long-lived assets existed in which management considered impaired; however, in 2002 and 2000 certain long-lived assets were deemed to be impaired (See Note 5).

Income Taxes:

The provision for Federal and state income taxes is based upon the results of operations, adjusted for tax-exempt income. Deferred income taxes are provided by applying enacted statutory tax rates to temporary differences between financial and taxable bases.

Temporary differences which give rise to deferred tax benefits relate principally to the allowance for credit losses, deferred compensation and benefit plans, other real estate owned, tax credit carryovers, net unrealized depreciation on investment securities available for sale, and reserve for unfunded commitments.

Temporary differences which give rise to deferred tax liabilities relate principally to accumulated depreciation, allowance for credit losses, securities discount accretion, and the net unrealized appreciation on investment securities available for sale.

Credit Risk:

The Bank has deposits in other financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2002, the Bank had deposits and Federal funds sold with three separate financial institutions of approximately $475,000, $2,617,000, and $7,415,000.

Cash and Cash Equivalents:

The Bank has included cash and due from banks, interest-bearing deposits in other financial institutions, and Federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies (continued)

Accounting for Stock Options:

The Company applies the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed above, and has adopted the disclosure-only provisions of SFAS No.123.

Earnings per share:

Basic earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are calculated including the average dilutive common stock equivalents outstanding during the period. Dilutive common equivalent shares consist of stock options, calculated using the treasury stock method.

Financial Statement Presentation:

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Note 2. Restrictions on Cash and Due from Banks

The Federal Reserve requires the Bank to maintain noninterest-bearing cash reserves against certain categories of average deposit liabilities. Such reserves averaged approximately **$4,196,000**, $2,923,000, and $3,039,000 during the years ended December 31, 2002, 2001, and 2000, respectively.

Note 3. Investment Securities

Investment securities are summarized as follows:

December 31, 2002	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 499,497	$ 14,568	$ -	$ 514,065
U.S. Government agency	8,084,257	469,446	140,000	8,413,703
State and municipal	31,216,663	812,011	86,496	31,942,178
Corporate trust preferred	5,056,735	471,397	-	5,528,132
Mortgage-backed	37,311,301	948,303	-	38,259,604
	$ 82,168,453	$ 2,715,725	$ 226,496	$ 84,657,682
Held to maturity:				
U.S. Government agency	$ 1,499,692	$ 106,321	$ -	$ 1,606,013
State and municipal	682,688	47,014	-	729,702
Mortgage-backed	5,019,989	259,998	-	5,279,987
	$ 7,202,369	$ 413,333	$ -	$ 7,615,702

Note 3. Investment Securities (continued)

December 31, 2001	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 498,684	$ 25,066	$ -	$ 523,750
U.S. Government agency	7,504,660	13,859	9,688	7,508,831
State and municipal	19,976,500	137,505	313,434	19,800,571
Corporate trust preferred	4,819,930	126,842	9,958	4,936,814
Mortgage-backed	23,013,820	33,127	268,915	22,778,032
	$ 55,813,594	$ 336,399	$ 601,995	$ 55,547,998
Held to maturity:				
U.S. Treasury	$ 749,498	$ 21,830	$ -	$ 771,328
U.S. Government agency	6,881,993	161,650	14,375	7,029,268
State and municipal	682,560	19,197	-	701,757
Mortgage-backed	8,202,872	183,604	7,378	8,379,098
	$ 16,516,923	$ 386,281	$ 21,753	$ 16,881,451

December 31, 2000	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale:				
U.S. Treasury	$ 497,871	$ 9,638	$ -	$ 507,509
U.S. Government agency	6,975,277	45,107	38,008	6,982,376
State and municipal	8,038,349	254,201	-	8,292,550
Corporate trust preferred	2,821,428	-	1,481	2,819,947
Mortgage-backed	2,727,023	-	20,444	2,706,579
	$ 21,059,948	$ 308,946	$ 59,933	$ 21,308,961
Held to maturity:				
U.S. Treasury	$ 1,248,529	$ 14,446	$ 620	$ 1,262,355
U.S. Government agency	17,834,666	83,636	311,617	17,606,685
State and municipal	682,431	27,437	-	709,868
Mortgage-backed	11,520,311	51,804	131,902	11,440,213
	$ 31,285,937	$ 177,323	$ 444,139	$ 31,019,121

Note 3. **Investment Securities** (continued)

Contractual maturities of investment securities at December 31, 2002, 2001, and 2000 are shown below. Actual maturities may differ from contractual maturities because debtors may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have no stated maturity and primarily reflect investments in various Pass-through and Participation Certificates issued by the Federal National Mortgage Association and the Government National Mortgage Association. Repayment of mortgage-backed securities is affected by the contractual repayment terms of the underlying mortgages collateralizing these obligations and the current level of interest rates.

	Available for Sale		*Held to Maturity*	
December 31, 2002	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ 579,445	$ 595,838	$ -	$ -
Due over one to five years	7,370,459	7,707,811	1,499,692	1,606,013
Due over five to ten years	5,762,134	6,085,881	-	-
Due over ten years	31,145,134	32,008,548	682,688	729,702
Mortgage-backed, due in monthly installments	37,311,281	38,259,604	5,019,989	5,279,987
	$ 82,168,453	$ 84,657,682	$ 7,202,369	$ 7,615,702

	Available for Sale		*Held to Maturity*	
December 31, 2001	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ 1,669,481	$ 1,715,190
Due over one to five years	7,277,130	7,274,011	1,000,000	1,066,579
Due over five to ten years	4,195,187	4,126,922	499,625	534,375
Due over ten years	21,327,457	21,369,033	5,144,945	5,186,209
Mortgage-backed, due in monthly installments	23,013,820	22,778,032	8,202,872	8,379,098
	$ 55,813,594	$ 55,547,998	$ 16,516,923	$ 16,881,451

	Available for Sale		*Held to Maturity*	
December 31, 2000	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due within one year	$ -	$ -	$ 499,841	$ 499,478
Due over one to five years	6,973,148	6,976,182	3,634,136	3,684,832
Due over five to ten years	679,801	696,287	7,490,924	7,449,653
Due over ten years	10,679,976	10,929,913	8,140,725	7,944,945
Mortgage-backed, due in monthly installments	2,727,023	2,706,579	11,520,311	11,440,213
	$ 21,059,948	$ 21,308,961	$ 31,285,937	$ 31,019,121

Note 3. Investment Securities (continued)

Proceeds from sales of securities prior to maturity totaled **$2,053,968**, $7,067,274, and $4,540,643 for the years ended December 31, 2002, 2001, and 2000, respectively. The Bank realized gains of **$52,943** and losses of **$63** on those sales for 2002. The Bank realized gains of $276,392 and losses of $3,389 on those sales for 2001. The Bank realized losses of $26,237 on those sales for 2000. Realized gains and losses were calculated based on the amortized cost of the securities at the date of trade. Income tax benefit (expense) relating to net gains/losses on sales of investment securities totaled **($20,422)**, ($105,434), and $10,133 for the years ended December 31, 2002, 2001, and 2000, respectively.

Securities with amortized costs of approximately **$999,000**, $1,248,000, and $1,247,000 were pledged as collateral for short-term borrowings at December 31, 2002, 2001, and 2000, respectively.

The Bank has no derivative financial instruments required to be disclosed under SFAS No. 119, *Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments.*

Note 4. Loans

Major categories of loans are as follows:

	2002	2001	2000
Mortgage:			
Residential	$ **49,572,269**	$ 44,293,130	$ 36,187,294
Commercial	**31,584,086**	36,920,258	40,168,603
Construction and land development	**2,337,489**	2,355,395	5,256,921
Lease financing	-	-	70,675
Demand and time	**5,374,283**	5,082,790	3,655,180
Installment	**72,780,383**	79,642,436	81,124,897
	161,648,510	168,294,009	166,463,570
Unearned income on loans	**(847,064)**	(786,302)	(705,024)
	160,801,446	167,507,707	165,758,546
Allowance for credit losses	**(2,514,700)**	(2,938,455)	(3,384,815)
	$ **158,286,746**	$ 164,569,252	$ 162,373,731

The Bank has an automotive indirect lending program where vehicle collateralized loans made by dealers to consumers are acquired by the Bank. The Bank's installment loan portfolio included approximately **$52,795,000**, $59,308,000, and $61,725,000 of such loans at December 31, 2002, 2001, and 2000, respectively.

The Bank makes loans to customers located primarily in Anne Arundel County and surrounding areas of Central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

Executive officers, directors, and their affiliated interests enter into loan transactions with the Bank in the ordinary course of business. These loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with unrelated borrowers. They do not involve more than normal risk of collectibility or present other unfavorable terms. At December 31, 2002, 2001, and 2000, the amounts of such loans outstanding totaled **$1,244,758**, $1,194,860, $1,319,700, respectively. During 2002, loan additions and repayments totaled $207,500 and $157,602, respectively.

Note 4. Loans (continued)

The allowance for credit losses is as follows:

	2002	2001	2000
Balance, beginning of year	**$ 2,938,455**	$ 3,384,815	$ 2,921,631
Provision for credit losses	-	(150,000)	-
Recoveries	**306,332**	390,792	1,223,618
Loans charged off	**(730,087)**	(687,152)	(760,434)
Balance, end of year	**$ 2,514,700**	$ 2,938,455	$ 3,384,815

Loans on which the accrual of interest has been discontinued totaled **$571,057**, $601,120, and $370,053 at December 31, 2002, 2001, and 2000, respectively. Interest that would have been accrued under the terms of these loans totaled **$9,188**, $14,877, and $48,484 for the years ended December 31, 2002, 2001, and 2000, respectively.

Information regarding loans classified by the Bank as impaired is summarized as follows:

	2002	2001	2000
Loans classified as impaired	**$ 355,489**	$ 443,874	$ 207,579
Allowance for credit losses on impaired loans	**109,310**	117,271	77,633
Average balance of impaired loans	**175,609**	211,294	63,105

Following is a summary of cash receipts on impaired loans and how they were applied:

	2002	2001	2000
Cash receipts applied to reduce principal balance	**$ 19,381**	$ 71,057	$ 6,389
Cash receipts recognized as interest income	**8,454**	10,878	581
Total cash receipts	**$ 27,835**	$ 81,935	$ 6,970

At December 31, 2002, the recorded investment in new troubled debt restructurings totaled **$40,833**. The average recorded investment in troubled debt restructurings totaled **$41,964** for the year ended December 31, 2002. The allowance for credit losses relating to troubled debt restructurings totaled **$8,166** at December 31, 2002. The Bank recognized **$2,304** in interest income on troubled debt restructurings for cash payments received in 2002. All previous restructurings appear to be performing under the terms of the modified agreements.

According to management, no troubled debt restructurings transpired in 2001.

At December 31, 2000, the recorded investment in troubled debt restructurings totaled $369,594. The average recorded investment in troubled debt restructurings totaled $383,642 for the year ended December 31, 2000. The allowance for credit losses relating to troubled debt restructurings totaled $66,479 at December 31, 2000. The Bank recognized $93,653 in interest income on troubled debt restructurings for cash payments received in 2000.

The Bank has no commitments to loan additional funds to the borrowers of restructured, impaired, or non-accrual loans.

Note 5. Premises and Equipment

A summary of premises and equipment is as follows:

	Useful lives	2002	2001	2000
Land		$ 684,977	$ 684,977	$ 684,977
Buildings	5-50 years	4,166,210	4,157,641	4,112,520
Equipment and fixtures	5-30 years	4,682,284	4,768,901	4,479,403
Construction in progress		622,587	17,954	246,461
		10,156,058	9,629,473	9,523,361
Accumulated depreciation		(6,012,629)	(5,742,842)	(5,254,958)
		$ 4,143,429	$ 3,886,631	$ 4,268,403

Construction in progress relates primarily to the opening of the new Severna Park branch in January 2003 and certain computer hardware and software upgrades in the main office.

Depreciation expense totaled $508,301, $573,674, and $551,784 for the years ended December 31, 2002, 2001, and 2000, respectively. Amortization of software and intangible assets totaled $190,493, $192,670, and $197,286 for the years ended December 31, 2002, 2001, and 2000, respectively.

The Bank leases the South Crain Highway and new Severna Park branches. Minimum lease obligations under the South Crain Highway branch are $71,800 per year through September 2004, adjusted annually by the CPI. Minimum lease obligations under the Severna Park branch are $30,000 per year through September 2007. The Bank is also required to pay all maintenance costs under all these leasing arrangements. Rent expense totaled $117,929, $110,612, and $122,060 for the years ended December 31, 2002, 2001, and 2000, respectively.

In the fourth quarter of 2002, the Board of Directors of the Company decided to close and relocate the existing Severna Park branch. At December 31, 2002, management determined that leasehold improvements made to this Severna Park branch, with a book value of $64,648, were impaired as prescribed by SFAS No. 144, and had no net realizable value, and recorded an asset impairment loss from continuing operations for this amount. The Bank also accrued approximately $77,000, as prescribed in SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (See Note 21), relating to the estimated future lease and maintenance obligations. All expenses were included in other operating expenses for 2002 (see Note 13).

In December 2000, the Board of Directors of the Company decided to close the Ferndale Shopping Center branch. At December 31, 2000, management determined that leasehold improvements made to the Ferndale branch, with a book value of $184,535, were impaired as prescribed by SFAS No. 144 and had no net realizable value, and recorded an asset impairment loss from continuing operations for this amount. The Bank also accrued approximately $96,000 relating to the estimated cost of closing the Ferndale branch, which were included in other operating expenses for 2000 (see Note 13).

Note 6. **Short-term borrowings**

Short-term borrowings are as follows:

	2002	2001	2000
Notes payable - U.S. Treasury	$ 837,074	$ 882,408	$ 487,978

Notes payable to the U.S. Treasury represents Federal treasury tax and loan deposits accepted by the Bank from its customers to be remitted on demand to the Federal Reserve Bank. The Bank pays interest on these balances at a slight discount to the Federal funds rate. The note payable is secured by investment securities with an amortized cost of approximately $999,000, $998,000, and $997,000 at December 31, 2002, 2001, and 2000, respectively.

The Bank owned 7,032 shares of common stock of the FHLB at December 31, 2002. The Bank is required to maintain an investment of .3% of total assets, adjusted annually. This investment was a condition for obtaining a variable rate credit facility with the FHLB. The credit available under this facility is determined at 12% of the Bank's total assets, or approximately $33,400,000 at December 31, 2002. Long-term advances totaled $7,000,000 under this credit arrangement at December 31, 2002 (see Note 7). This credit facility is secured by a floating lien on the Bank's residential mortgage loan portfolio and by investment securities with amortized cost of approximately $0, $250,000, and 250,000 at December 31, 2002, 2001, and 2000, respectively. Average short-term borrowings under this facility approximated $233,000 and $640,000 during 2002 and 2000, respectively, with no short-term borrowings in 2001.

The Bank also has available $5,000,000 in a short-term credit facility, secured by Federal funds sold, from another bank for short term liquidity needs, if necessary. No outstanding borrowings existed under this credit arrangement at December 31, 2002, 2001, and 2000.

Note 7. **Long-term Borrowings**

Long-term borrowings are as follows:

	2002	2001	2000
Federal Home Loan Bank of Atlanta, convertible advance	$ 7,000,000	$ 7,000,000	$ 7,000,000
Mortgage payable-individual, interest at 7%, payments of $3,483, including principal and interest, due monthly through October 2010, secured by real estate	251,489	274,791	296,523
	$ 7,251,489	$ 7,274,791	$ 7,296,523

The Federal Home Loan Bank of Atlanta convertible advance has a final maturity of September 2010 and an interest rate of 5.84%, payable quarterly, which is fixed through September 2003. At that time, the Federal Home Loan Bank of Atlanta has the option of converting the rate to a three-month LIBOR; however, if converted, the borrowing can be repaid without penalty. The proceeds of the convertible advance were used to purchase higher yielding investment securities.

Note 7. Long-term Borrowings (continued)

At December 31, 2002, the scheduled maturities of long-term borrowings are approximately as follows:

	2002
2003	$ 25,000
2004	27,000
2005	29,000
2006	31,000
2007	33,000
2008 and thereafter	7,106,000
	$ 7,251,000

Note 8. Deposits

Major classifications of interest-bearing deposits are as follows:

	2002	2001	2000
NOW and SuperNOW	$ 24,071,173	$ 22,395,703	$ 19,644,885
Money Market	19,889,727	20,626,249	16,766,390
Savings	47,616,167	42,344,960	40,687,639
Certificates of Deposit, $100,000 or more	17,698,559	17,635,466	11,995,756
Other time deposits	73,082,004	70,619,232	63,911,176
	$ 182,357,630	$ 173,621,610	$ 153,005,846

Interest expense on deposits is as follows:

	2002	2001	2000
NOW and SuperNOW	$ 64,644	$ 136,590	$ 217,558
Money Market	186,059	356,798	449,850
Savings	431,320	613,088	961,028
Certificates of Deposit, $100,000 or more	684,691	750,434	557,693
Other time deposits	2,846,112	3,670,700	3,376,299
	$ 4,212,826	$ 5,527,610	$ 5,562,428

At December 31, 2002, the scheduled maturities of time deposits are approximately as follows:

	2002
2003	$ 52,744,000
2004	16,840,000
2005	5,625,000
2006	4,397,000
2007	9,007,000
2008 and thereafter	2,168,000
	$ 90,781,000

Note 1. Summary of Significant Accounting Policies (continued)

Loans and Allowance for Credit Losses:

Loans are generally carried at the amount of unpaid principal, adjusted for deferred loan fees, which are amortized over the term of the loan using the effective interest rate method. Interest on loans is accrued based on the principal amounts outstanding. It is the Bank's policy to discontinue the accrual of interest when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. When a loan is placed on nonaccrual status all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Cash collections on such loans are applied as reductions of the loan principal balance and no interest income is recognized on those loans until the principal balance has been collected. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. The carrying value of impaired loans is based on the present value of the loan's expected future cash flows or, alternatively, the observable market price of the loan or the fair value of the collateral.

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrower's ability to pay.

While management believes it has established the allowance for credit losses in accordance with accounting principles generally accepted in the United States of America and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

Reserve for Unfunded Commitments

The reserve for unfunded commitments is established through a provision for unfunded commitments charged to other expenses. The reserve is calculated by utilizing the same methodology and factors as the allowance for credit losses. The reserve, based on evaluations of the collectibiltiy of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on unfunded commitments (off-balance sheet financial instruments) that may become uncollectible in the future.

Other Real Estate Owned ("OREO"):

OREO comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value (appraised value) at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for credit losses. Subsequent write-downs that may be required and expenses of operation are included in other income or expenses. Gains and losses realized from the sale of OREO are included in other income or expenses. No loans were converted to OREO in 2002, 2001, or 2000. The Bank financed no sales of OREO for 2002, 2001, or 2000. Sales of OREO financed by GBB Properties, Inc. totaled $145,000 for 2000.

Note 9. Income Taxes (continued)

Sources of deferred income taxes and the tax effects of each for the years ended December 31, 2002, 2001, and 2000 are as follows:

	2002	2001	2000
Depreciation	$ (33,128)	$ (52,012)	$ (46,174)
Securities discount accretion	5,379	8,109	7,066
Provision for credit losses	(3,549)	52,185	(18,725)
Deferred compensation and pension benefit plans	310,066	(89,370)	(646,776)
Charitable contributions	-	-	29,372
Write-downs on other real estate owned	-	(22,912)	(9,462)
Alternative minimum tax credits	-	60,239	610,974
Reserve for unfunded commitments	-	(57,930)	-
Deferred income tax expense (benefit)	$ 278,768	$ (101,691)	$ (73,725)

The components of the net deferred income tax benefits as of December 31, 2002, 2001, and 2000 are as follows:

	2002	2001	2000
Deferred income tax benefits:			
Allowance for credit losses	$ -	$ -	$ 2,986
Deferred compensation and benefit plans	105,359	415,425	326,055
Other real estate owned	32,375	32,375	9,462
Alternative minimum tax credits	-	-	60,239
Net unrealized depreciation on investment securities available for sale	-	102,573	-
Reserve for unfunded commitments	57,930	57,930	-
Total deferred income tax benefits	195,664	608,303	398,742
Deferred income tax liabilities:			
Accumulated depreciation	61,016	94,144	146,156
Allowance for credit losses	45,650	49,199	-
Securities discount accretion	42,972	37,593	29,483
Net unrealized appreciation on investment securities available for sale	961,340	-	96,170
Total deferred income tax liabilities	1,110,978	180,936	271,809
Net deferred income tax (liabilities) benefits	$ (915,314)	$ 427,367	$ 126,933

Management has determined that no valuation allowance is required as it is more likely than not that the net deferred income tax benefits will be fully realizable in future years.

Note 10. Pension and Profit Sharing Plans

The Bank had a defined benefit pension plan covering substantially all of its employees. Benefits were based on the employee's average rate of earnings for the five consecutive years before retirement. The Bank's funding policy was to contribute annually an amount between the minimum and maximum actuarially determined contribution, using the frozen entry age actuarial cost method. Assets of the plan were held in a trust fund principally comprised of growth and income mutual funds managed by another bank.

The Bank officially terminated the plan in December 1999 and received IRS approval for plan termination in February 2000. The Bank settled all accrued benefits under the plan in October 2000. The Bank established a money purchase pension plan as a replacement plan. Upon termination of the pension plan, all participants became 100% vested. All accrued benefits under the terminated and settled pension plan were provided to participants through the purchase of annuities, or, in the case of actively employed participants, at their option, in the form of a lump sum rollover to the new defined contribution money purchase pension plan.

As a result of the termination of the defined benefit plan in 1999, the Bank had recognized a curtailment gain of $1,311,997, included in other income. The Bank also accrued a 25% safe harbor contribution of $328,000, included in employee benefit expense, and excise taxes of $196,800, payable on curtailment gains recognized, included in Federal and state income tax expense.

As a result of the settlement of the defined benefit plan in October 2000, the Bank recognized a settlement gain of $1,600,126, included in other income. The Bank also accrued a 25% safe harbor contribution of $397,728, included in employee benefit expense, and excise taxes of $238,636, payable on settlement gains recognized, included in Federal and state income tax expense.

The following table sets forth the financial status of the pension plan at December 31, 2000:

	2000
Projected benefit obligation at January 1,	$ 4,791,364
Actual benefit payments	(4,710,262)
Other adjustments	(81,102)
Projected benefit obligation at December 31,	$ -
Plan assets at January 1,	$ 7,045,921
Actual distributions	(7,622,385)
Actual returns	576,464
Plan assets at December 31,	$ -
Net pension expense includes the following:	
Actual return on assets	$ (576,464)
Net amortization and deferral	874,288
Net pension expense	$ 297,824

Note 10. Pension and Profit Sharing Plans (continued)

The Bank has a money purchase pension plan, which provides for annual employer contributions based on employee compensation, and covers substantially all employees. Contributions under this plan, made from the safe harbor accrual, totaled $188,470, $175,794, and $156,988 for the years ended December 31, 2002, 2001 and 2000, respectively. The Bank is also making additional contributions under this plan to certain employees whose retirement funds were negatively affected by the termination of the defined benefit pension plan. These additional contributions, included in employee benefit expense, totaled $103,476 and $149,045 for the years ended December 31, 2002 and 2001, respectively. The Bank made no additional contributions for the year ended December 31, 2000. As of December 31, 2002, the Bank has accrued approximately $477,000 relating to the remaining safe harbor contributions and the additional contributions to negatively affected employees.

The Bank also has a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code that is funded through a profit sharing agreement and voluntary employee contributions. The plan provides for discretionary employer matching contributions to be determined annually by the Board of Directors. The plan covers substantially all employees. The Bank's contributions to the plan, included in employee benefit expense, totaled $359,914, $242,997, and $230,971 for the years ended December 31, 2002, 2001, and 2000, respectively.

Note 11. Post-Retirement Health Care Benefits

The Bank provides health care benefits to employees who retire at age 65 with five years of full time service immediately prior to retirement and two years of participation in the medical benefits plan. In 2001, the Bank amended the plan to include the current Board of Directors and their spouses and the spouses of current retirees. In the first quarter of 2002, the Bank again amended the plan so that all post-retirement healthcare benefits currently provided by the Bank to the above qualified participants will terminate on December 31, 2006. This amendment to the plan resulted in a net curtailment gain of approximately $764,000 in the year ended December 31, 2002. The plan was funded only by the Bank's monthly payments of insurance premiums due, which totaled $59,316, $42,312, and $24,216 for the years ended December 31, 2002, 2001, and 2000, respectively.

The following table sets forth the financial status of the plan at December 31, 2002, 2001, and 2000:

	2002	2001	2000
Accumulated post-retirement benefit obligation:			
Retirees	$ 269,955	$ 503,823	$ 299,422
Other active participants, fully eligible	-	79,954	-
Other active participants, not fully eligible	-	1,023,038	659,531
	269,955	1,606,815	958,953
Unrecognized net gain	2,857	31,712	250,074
Unrecognized transition obligation	-	(434,186)	(467,585)
Unrecognized past service (cost) savings	-	(128,666)	102,822
Accrued post-retirement benefit cost	$ 272,812	$ 1,075,675	$ 844,264

Note 11. Post-Retirement Health Care Benefits (continued)

Net post-retirement benefit expense for the years ended December 31, 2002, 2001, and 2000 includes the following:

	2002	2001	2000
Service cost	$ -	$ 135,368	$ 73,360
Interest cost	20,096	100,651	60,006
Amortization of unrecognized transition obligation	-	33,399	33,399
Amortization of net gain	-	-	(6,879)
Amortization of past service cost (savings)	-	4,304	(6,924)
Net post-retirement benefit expense	$ 20,096	$ 273,722	$ 152,962

Assumptions used in the accounting for net post-retirement benefit expense were as follows:

	2002	2001	2000
Health care cost trend rate	5.0%	5.0%	5.0%
Discount rate	6.5%	6.5%	6.5%

If the assumed health care cost trend rate were increased to 6% for 2002, 2001, and 2000, the total of the service and interest cost components of net periodic post-retirement health care benefit cost would increase by $369, $46,848, and $28,474 for the years ended December 31, 2002, 2001, and 2000, respectively, and the accumulated post-retirement benefit obligation would increase to $20,465, $320,570, and $181,436 as of December 31, 2002, 2001, and 2000, respectively.

Note 12. Other Benefit Plans

During the fourth quarter of 2002, the Bank purchased life insurance contracts on most of the officers and is the sole owner and primary beneficiary of the policies. The Bank is in the process of assigning a portion of each policies benefit to the insured officer in accordance with the Bank Owned Life Insurance (BOLI) program. Income from these contracts will be used to offset or recover the costs associated with employee benefit plans. Cash value totaled $5,024,964 at December 31, 2002 and is included in other assets.

In March 1998, the Bank established and funded a grantor trust for $1,500,000 as part of a change in control severance plan covering substantially all employees. Participants in the plan are entitled to cash severance benefits upon termination of employment, for any reason other than just cause, should a "change in control" of the Company occur.

Subsequent to the repurchase of the Company's common stock under a "Redemption Agreement" and entering into a standstill agreement (see Note 15), and effective as of December 31, 1998, all assets held by this trust were returned to the Bank; however, the trust continues to exist on an unfunded status. In August 2001, the Board of Directors approved certain amendments and revisions to the plan to reflect changes at the Bank since inception of the plan.

Note 13. Other Operating Expenses

Other operating expenses include the following:

	2002	2001	2000
Professional services	$ 533,194	$ 605,952	$ 642,609
Stationery, printing and supplies	226,127	260,863	224,453
Postage and delivery	256,080	262,759	269,710
FDIC assessment	38,015	37,696	67,393
Directors fees and expenses	142,762	128,101	114,442
Marketing	212,470	244,838	251,113
Data processing	144,580	154,980	231,097
Correspondent bank services	76,508	74,533	95,245
Telephone	142,703	138,220	100,026
Liability insurance	116,121	93,608	98,446
Losses and expenses on real estate owned (OREO)	7,157	73,455	58,334
Asset impairment losses on branch closures and related exit expenses (see Note 5)	141,647	-	280,460
Provision for losses on unfunded credit related commitments with off-balance sheet risk	-	150,000	-
Other	695,857	787,400	608,843
	$ 2,733,221	$ 3,012,405	$ 3,042,171

Note 14. Litigation Charges

In 2001, the Company incurred losses of $70,000 relating to the settlement of a legal claim involving alleged conversion of funds of a certificate of deposit. These nonrecurring charges were included in other expenses for 2001.

Note 15. Repurchase and Retirement of Company Common Stock

During 1998, the Company was pursued by another competing financial institution (the institution) in a hostile take-over attempt. In November 1998, the Company reached an agreement with the institution to repurchase 213,168 shares of its common stock, or approximately 19.5% of its then outstanding shares, for an aggregate purchase price of $5,580,764. In conjunction with the redemption agreement, the Company and the institution also entered into a standstill agreement through November 2008. Under the standstill agreement, the Company will make payments over five years totaling $675,510 beginning with a payment of $150,000 in January 1999 and four subsequent annual payments of $131,378.

During each of the years ended December 31, 2002, 2001, and 2000, the Company made payments totaling $131,378 relating to the standstill agreement. These payments are included in other expenses.

Note 16. Commitments and Contingencies

Financial instruments:

The Bank is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements.

Note 16. Commitments and Contingencies (continued)

Outstanding loan commitments, unused lines of credit and letters of credit are as follows:

	2002	2001	2000
Loan commitments:			
Construction and land development	$ 357,000	$ 250,000	$ 450,000
Other mortgage loans	3,422,912	5,456,022	79,000
	$ 3,779,912	$ 5,706,022	$ 529,000
Unused lines of credit:			
Home-equity lines	$ 4,288,833	$ 3,775,941	$ 3,417,102
Commercial lines	9,272,579	7,272,045	7,615,035
Unsecured consumer lines	841,400	862,555	908,600
	$ 14,402,812	$ 11,910,541	$ 11,940,737
Letters of credit:	$ 891,549	$ 1,257,361	$ 1,237,878

Loan commitments and lines of credit are agreements to lend to customers as long as there is no violation of any conditions of the contracts. Loan commitments generally have interest rates fixed at current market amounts, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Many of the loan commitments and lines of credit are expected to expire without being drawn upon; accordingly, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral or other security obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include deposits held in financial institutions, U.S. Treasury securities, other marketable securities, accounts receivable, inventory, property and equipment, personal residences, income-producing commercial properties, and land under development. Personal guarantees are also obtained to provide added security for certain commitments.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to guarantee the installation of real property improvements and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral and obtains personal guarantees supporting those commitments for which collateral or other securities is deemed necessary.

The Bank's exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. As of December 31, 2002, the Bank accrued $150,000 for unfunded commitments related to these financial instruments with off balance sheet risk, which is included in other liabilities.

Note 17. Guaranteed Preferred Beneficial Interest in Junior Subordinated Debentures

On September 7, 2000, Glen Burnie Statutory Trust I, a Connecticut business trust newly formed, funded, and wholly owned by the Company, issued $5,155,000 of capital securities at 10.6% to institutional investors. The proceeds were upstreamed to the Company as junior subordinated debt under the same terms and conditions. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Statutory Trust I's obligations with respect to the capital securities. These capital securities qualify as Tier I capital and are presented in the Consolidated Balance Sheets as "Guaranteed Preferred Beneficial Interests in Glen Burnie Bancorp's Junior Subordinated Debentures." The sole asset of the Statutory Trust I is $5,155,000 of junior subordinated debentures issued by the Company. These junior subordinated debentures carry an interest rate of 10.6%, payable semi-annually, with a non call provision over the first 10 year period, and a declining 10 year premium call thereafter. Both the capital securities Statutory Trust I and the junior subordinated debentures are scheduled to mature on September 7, 2030, unless called by the Company not earlier than September 7, 2010.

Cost associated with the issuance of the trust preferred securities totaling $150,000 were capitalized and are being amortized through 2030. At December 31, 2002, 2001, and 2000, the unamortized balance totaled **$140,000**, $145,000, and $150,000, respectively, and was included in other assets.

Note 18. Stockholders' Equity

Restrictions on dividends:

Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends that exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. Retained earnings from which dividends may not be paid without prior approval totaled approximately **$3,462,000**, $2,469,000, and $2,694,000 at December 31, 2002, 2001, and 2000, respectively, based on the earnings restrictions and minimum capital ratio requirements noted below.

Stock repurchase program:

In December 2000, the Company instituted a Stock Repurchase Program. Under the program, the Company may spend up to $250,000 to repurchase its outstanding stock. The repurchases may be made from time to time at a price not to exceed $10.667 per share. During 2001, the Company repurchased 15,000 shares at an average price of $9.917 (adjusted for stock splits and stock dividends). This program was terminated by the Company in December 2001.

Employee stock purchase benefit plans:

The Company has a stock-based compensation plan, which is described below. The Bank applies Accounting Principles Board Opinion ("APB") No. 25 and related Interpretations in accounting for this plan. Net compensation cost (benefit) of **$38,405**, $0, and ($10,889) have been recognized in the accompanying consolidated financial statements in 2002, 2001, and 2000, respectively. If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant date for awards under this plan consistent with the methods outlined in SFAS No. 123 *Accounting for Stock-Based Compensation*, there would be no material change in reported net income.

Note 18. Stockholders' Equity (continued)

Employees who have completed one year of service are eligible to participate in the employee stock purchase plan. The number of shares of common stock granted under options will bear a uniform relationship to compensation. The plan allows employees to buy stock under options granted at the lesser of 85% of the fair market value of the stock on the date of grant or exercise. Options granted will expire no later than 27 months from the grant date or upon termination of employment. Activity under this plan is as follows:

	Shares	Grant Price
Outstanding December 31, 1999	5,616	$ 10.978
Expired	(5,616)	$ 10.978
Outstanding December 31, 2000	-	
Outstanding December 31, 2001	-	
Granted on May 17, 2002, expiring August 13, 2003	7,765	$ 13.77
Exercised	(3,065)	
Expired	(145)	$ 13.77
Outstanding December 31, 2002	4,555	

At December 31, 2002 shares of common stock reserved for issuance under the plan totaled 38,497.

The Board of Directors may suspend or discontinue the plan at its discretion.

Dividend reinvestment and stock purchase plan:

The Company's dividend reinvestment and stock purchase plan allows all participating stockholders the opportunity to receive additional shares of common stock in lieu of cash dividends at 95% of the fair market value on the dividend payment date.

During 2002, 2001, and 2000, shares of common stock purchased under the plan totaled 10,548, 12,314, and 13,894, respectively. At December 31, 2002, shares of common stock reserved for issuance under the plan totaled 143,691.

The Board of Directors may suspend or discontinue the plan at its discretion.

Note 18. Stockholders' Equity (continued)

Stockholder purchase plan:

The Company's stockholder purchase plan allows participating stockholders an option to purchase newly issued shares of common stock. The Board of Directors shall determine the number of shares that may be purchased pursuant to options. Options granted will expire no later than three months from the grant date. Each option will entitle the stockholder to purchase one share of common stock, and will be granted in proportion to stockholder share holdings. At the discretion of the Board of Directors, stockholders may be given the opportunity to purchase unsubscribed shares.

	Shares	Grant Price
Outstanding December 31, 1999	-	
Granted on January 24, 2000, expiring March 24, 2000	75,000	$ 12.533
Exercised	(2,307)	
Expired	(72,693)	$ 12.533
Granted on March 21, 2000, expiring June 23, 2000	75,000	$ 12.533
Exercised	(1,682)	
Expired	(73,318)	$ 12.533
Outstanding December 31, 2000	-	
Outstanding December 31, 2001	-	
Outstanding December 31, 2002	-	

At December 31, 2002, shares of common stock reserved for issuance under the plan totaled 181,666.

The Board of Directors may suspend or discontinue the plan at its discretion.

Under all three plans, options granted, exercised, and expired, shares issued and reserved, and grant prices have been restated for the effects of any stock dividends or stock splits.

Regulatory capital requirements:

The Company and Bank are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company and Bank must meet specific capital guidelines that involve quantitative measures of their respective assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (as defined in the regulations) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of December 31, 2002, 2001, and 2000, that both the Company and Bank meet all capital adequacy requirements to which they are subject.

Note 18. Stockholders' Equity (continued)

As of December 31, 2002, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios. There have been no conditions or events since that notification that management believes have changed the Bank's category.

A comparison of capital as of December 31, 2002, 2001, and 2000 with minimum requirements is approximately as follows:

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2002						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 27,523,000	15.3%	$ 14,410,000	8.0%	N/A	
Bank	26,949,000	15.0%	14,363,000	8.0%	$ 17,954,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	25,266,000	14.0%	7,209,000	4.0%	N/A	
Bank	24,699,000	13.8%	7,185,000	4.0%	10,778,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	25,266,000	9.1%	11,143,000	4.0%	N/A	
Bank	24,699,000	8.9%	11,126,000	4.0%	13,907,000	5.0%
As of December 31, 2001						
Total Capital						
(to Risk Weighted Assets)						
Company	$ 25,254,000	13.9%	$ 14,514,000	8.0%	N/A	
Bank	24,361,000	13.5%	14,458,000	8.0%	$ 18,072,000	10.0%
Tier I Capital						
(to Risk Weighted Assets)						
Company	22,976,000	12.7%	7,254,000	4.0%	N/A	
Bank	22,092,000	12.2%	7,226,000	4.0%	10,838,000	6.0%
Tier I Capital						
(to Average Assets)						
Company	22,976,000	8.8%	10,456,000	4.0%	N/A	
Bank	22,092,000	8.5%	10,421,000	4.0%	13,026,000	5.0%

Note 18. Stockholders' Equity (continued)

	Actual		*For Capital Adequacy Purposes*		*To Be Well Capitalized Under Prompt Corrective Action Provisions*	
	Amount	*Ratio*	*Amount*	*Ratio*	*Amount*	*Ratio*
As of December 31, 2000						
Total Capital (to Risk Weighted Assets)						
Company	$ 24,092,000	14.0%	$ 13,772,000	8.0%	N/A	
Bank	23,655,000	13.7%	13,863,000	8.0%	$ 17,328,000	10.0%
Tier I Capital (to Risk Weighted Assets)						
Company	21,925,000	12.7%	6,886,000	4.0%	N/A	
Bank	21,474,000	12.4%	6,932,000	4.0%	10,397,000	6.0%
Tier I Capital (to Average Assets)						
Company	21,925,000	9.3%	9,424,000	4.0%	N/A	
Bank	21,474,000	9.1%	9,424,000	4.0%	11,780,000	5.0%

Note 19. Earnings Per Common Share

Earnings per common share are calculated as follows:

	2002	2001	2000
Basic:			
Net income	$ 2,811,083	$ 1,725,236	$ 2,274,866
Weighted average common shares outstanding	1,668,335	1,656,904	1,652,001
Basic net income per share	$ 1.68	$ 1.04	$ 1.38
Diluted:			
Net income	$ 2,811,083		
Weighted average common shares outstanding	1,668,335		
Dilutive effect of stock options	2,820		
Average common shares outstanding - diluted	1,671,155		
Diluted net income per share	$ 1.68		

Diluted earnings per share calculations were not required for 2001 and 2000 as there were no options outstanding at December 31, 2001 and 2000.

Note 20. Fair Values of Financial Instruments

In accordance with the disclosure requirements of SFAS No. 107, the estimated fair value and the related carrying values of the Company's financial instruments are as follows:

	2002		2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:						
Cash and due from banks	$ 11,297,175	$ 11,297,175	$ 10,888,085	$ 10,888,085	$ 9,559,329	$ 9,559,329
Interest-bearing deposits in other financial institutions	41,335	41,335	1,879,444	1,879,444	50,947	50,947
Federal funds sold	4,403,578	4,403,578	5,453,299	5,453,299	5,898,863	5,898,863
Certificates of deposit in other financial institutions	100,000	100,000	100,000	100,000	100,000	100,000
Investment securities available for sale	84,657,682	84,657,682	55,547,998	55,547,998	21,308,961	21,308,961
Investment securities held to maturity	7,202,369	7,615,702	16,516,923	16,881,451	31,285,937	31,019,121
Federal Home Loan Bank Stock	703,200	703,200	652,300	652,300	652,300	652,300
Common stock-Statutory Trust I	155,000	155,000	155,000	155,000	155,000	155,000
Ground rents	249,900	249,900	249,900	249,900	249,900	249,900
Loans, less allowance for credit losses	158,286,746	158,290,000	164,569,252	164,570,000	162,373,731	162,525,000
Accrued interest receivable	1,547,511	1,547,511	1,527,018	1,527,018	1,681,219	1,681,219
Financial liabilities:						
Deposits	241,419,607	241,420,000	229,306,718	231,692,000	205,968,337	205,969,000
Short-term borrowings	837,074	837,074	882,408	882,408	487,978	487,978
Long-term borrowings	7,251,489	7,251,489	7,274,791	7,274,791	7,296,523	7,296,523
Dividends payable	236,291	236,291	195,333	195,333	213,345	213,345
Accrued interest payable	111,398	111,398	155,174	155,174	195,166	195,166
Accrued interest payable on junior subordinated debentures	171,518	171,518	171,518	171,518	166,986	166,986
Guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	5,155,000	5,155,000	5,155,000	5,155,000	5,155,000	5,155,000
Unrecognized financial instruments						
Commitments to extend credit	18,182,724	18,182,724	17,616,563	17,466,563	12,469,737	12,364,095
Standby letters of credit	891,549	891,549	1,257,361	1,257,361	1,237,878	1,237,878

For purposes of the disclosures of estimated fair value, the following assumptions were used.

Loans:

The estimated fair value for loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Investment securities:

Estimated fair values are based on quoted market prices.

Note 20. Fair Values of Financial Instruments (continued)

Deposits:

The estimated fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW accounts and money market accounts, is equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair value of certificates of deposit is based on the rates currently offered for deposits of similar maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Other assets and liabilities:

The estimated fair values for cash and due from banks, interest-bearing deposits in other financial institutions, Federal funds sold, accrued interest receivable and payable, and short-term borrowings are considered to approximate cost because of their short-term nature.

Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. In addition, non-financial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.

Note 21. Recently Issued Accounting Pronouncements

In June 2002, the FASB issued statements of Financial Accounting Standards No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* ("SFAS 146"). This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity* (including Certain Costs Incurred in a Restructuring.) This statement changes the current practice of accounting for these transactions by changing the timing of the recognition of exit or disposal costs and generally requires such costs to be recognized when the liability is incurred rather than on the date the entity commits to a plan of exit or disposal. It also requires such liabilities to be measured at fair value.

The provisions of SFAS 146 are effective for exit or disposal activities initiated after December 31, 2002. In management's opinion, the Company and the Bank are currently in compliance with all applicable provisions of this pronouncement (See Note 5).

In October 2002, the FASB issued statements of Financial Accounting Standards No. 147, *Acquisitions of Certain Financial Institutions,* an amendment of FASB Statement No. 72 and 144 and FASB Interpretation No. 9 ("SFAS 147"). This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of FASB no. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions,* and FASB interpretation No. 9, *Applying APB Opinions No. 16 and 17, When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounting for by the Purchase Method.* This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor and borrower- relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises.

The provisions in paragraph 5 of SFAS 147 are effective for acquisitions on or after October 1, 2002. The provisions in paragraph 6 shall be effective on October 1, 2002. Transition provisions for previously recognized identified intangible assets in paragraphs 8-14 are effective on October 1, 2002, with earlier application permitted. In management's opinion, the Company and Bank are currently in compliance with all applicable provisions of this pronouncement.

Note 21. Recently Issued Accounting Pronouncements (continued)

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure,* ("SFAS 148"). This statement amends FASB No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transaction for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. Finally, this statement amends APB Opinion No. 28, *Interim Financial Reporting,* to require disclosure about effects in interim financial information.

The amendments to SFAS 123 in paragraph 2(a) - 2 (e) of this statement shall be effective for financial statements for fiscal years ending after December 15, 2002. The amendments to SFAS 123 in paragraph 2 (f) of this statement and the amendment to APB 28 in paragraph 3 shall be effective for financial reports continuing condensed financial statements for interim periods beginning after December 15, 2002. Management is currently considering the impact of the change to the fair value based method of accounting for stock-based employee compensation in the 2003 financial statements. In management's opinion, the Company and Bank are in compliance with all applicable disclosure provisions of this pronouncement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 22. Parent Company Financial Information

The Balance Sheets, Statements of Income, and Statements of Cash Flows for Glen Burnie Bancorp (Parent Only) are presented below:

Balance Sheets

December 31,	2002	2001	2000
Assets			
Cash	$ 397,118	$ 512,981	$ 110,768
Investment in The Bank of Glen Burnie	26,376,359	22,133,607	22,013,186
Investment in GBB Properties, Inc.	251,012	244,920	238,645
Investment in the Glen Burnie Statutory Trust I	155,000	155,000	155,000
Due from subsidiaries	34,484	104,384	198,479
Other assets	141,361	232,544	150,000
Total assets	$ 27,355,334	$ 23,383,436	$ 22,866,078
Liabilities and Stockholders' Equity			
Dividends payable	$ 236,291	$ 195,333	$ 213,345
Accrued interest payable on junior subordinated debentures	171,518	171,518	166,986
Due to subsidiary	-	-	150,000
Other liabilities	3,139	-	-
Total liabilities	410,948	366,851	530,331
Guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	5,155,000	5,155,000	5,155,000
Stockholders' equity:			
Common stock	1,677,173	1,663,560	1,110,049
Surplus	10,637,578	10,390,511	10,373,549
Retained earnings	7,946,747	5,970,537	5,544,305
Accumulated other comprehensive income (loss), net of taxes (benefits)	1,527,888	(163,023)	152,844
Total stockholders' equity	21,789,386	17,861,585	17,180,747
Total liabilities and stockholders' equity	$ 27,355,334	$ 23,383,436	$ 22,866,078

Note 22. Parent Company Financial Information (continued)

Statements of Income

Years Ended December 31,	2002	2001	2000
Dividends and distributions from subsidiaries	$ 720,000	$ 1,750,000	$ 475,000
Other income	16,430	16,430	-
Standstill agreement expense	(131,378)	(131,378)	(131,378)
Interest expense on junior subordinated debentures	(546,430)	(550,962)	(166,986)
Other expenses	(36,642)	(42,156)	(2,100)
Income before income tax benefit and equity in undistributed net income of subsidiaries	21,980	1,041,934	174,536
Income tax benefit	269,575	240,739	102,158
Change in undistributed net income of subsidiaries	2,519,528	442,563	1,998,172
Net income	$ 2,811,083	$ 1,725,236	$ 2,274,866

Note 22. Parent Company Financial Information (continued)

Statements of Cash Flows

Years Ended December 31,	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 2,811,083	$ 1,725,236	$ 2,274,866
Adjustments to reconcile net income to net cash provided by operating activities:			
Decrease (increase) in other assets	91,183	(82,544)	(150,000)
Decrease (increase) in due from subsidiaries	69,900	94,095	(102,158)
(Decrease) increase in due to subsidiaries	-	(150,000)	150,000
Increase in accrued interest payable	-	4,532	166,986
Increase in other liabilities	3,139	-	-
Change in undistributed net income of subsidiaries	(2,519,528)	(442,563)	(1,998,172)
Net cash provided by operating activities	455,777	1,148,756	341,522
Cash flows from investing activities:			
Purchase of common stock in the Glen Burnie Statutory Trust I	-	-	(155,000)
Capital contributed to subsidiary	-	-	(5,000,000)
Net cash used by investing activities	-	-	(5,155,000)
Cash flows from financing activities:			
Proceeds from dividend reinvestment plan	180,070	168,026	201,755
Issuance of guaranteed preferred beneficial interests in Glen Burnie Bancorp junior subordinated debentures	-	-	5,155,000
Proceeds from sales of common stock	42,205	-	49,989
Repurchase and retirement of common stock	-	(148,750)	-
Dividends paid	(793,915)	(765,819)	(667,053)
Net cash (used) provided in financing activities	(571,640)	(746,543)	4,739,691
(Decrease) increase in cash	(115,863)	402,213	(73,787)
Cash, beginning of year	512,981	110,768	184,555
Cash, end of year	$ 397,118	$ 512,981	$ 110,768

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 23. Quarterly Results of Operations (Unaudited)

The following is a summary of the Consolidated unaudited quarterly results of operations:

2002

(Dollars in thousands, except per share amounts)	**Three months ended, December 31**	**September 30**	**June 30**	**March 31**
Interest income	**$ 4,021**	**$ 4,250**	**$ 4,178**	**$ 4,121**
Interest expense	**1,248**	**1,302**	**1,284**	**1,368**
Net interest income	**2,773**	**2,948**	**2,894**	**2,753**
Provision for credit losses	**-**	**-**	**-**	**-**
Net securities gains	**5**	**42**	**2**	**4**
Income before income taxes	**775**	**918**	**762**	**1,441**
Net income	**545**	**691**	**587**	**988**
Net income per share (basic and diluted)	**$ 0.33**	**$ 0.41**	**$ 0.35**	**$ 0.59**

2001

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,316	$ 4,297	$ 4,303	$ 4,291
Interest expense	1,564	1,627	1,598	1,744
Net interest income	2,752	2,670	2,705	2,547
Provision for credit losses	(150)	-	-	-
Net securities gains	89	137	29	18
Income before income taxes	404	825	485	599
Net income	330	586	377	432
Net income per share (basic and diluted)	$ 0.20	$ 0.35	$ 0.23	$ 0.27

2000

(Dollars in thousands, except per share amounts)	Three months ended, December 31	September 30	June 30	March 31
Interest income	$ 4,415	$ 4,141	$ 4,318	$ 3,829
Interest expense	1,688	1,478	1,392	1,344
Net interest income	2,727	2,663	2,926	2,485
Net securities losses	-	(26)	-	-
Income before income taxes	1,159	685	1,330	539
Net income	612	466	830	367
Net income per share (basic and diluted)	$ 0.70	$ 0.42	$ 0.66	$ 0.29

The sum of the quarters for each fiscal year presented may not equal the annual total amounts due to rounding.

GLEN BURNIE
BANCORP

106 Padfield Boulevard • Glen Burnie, Maryland 21061

Mission Statement

The Bank of Glen Burnie is a safe, sound, community oriented, locally-owned bank committed to excellence in satisfying the needs of our customers, shareholders and employees.

The BANK of GLEN BURNIE

Main Office
101 Crain Highway, S.E.
Glen Burnie, MD 21061
410-766-3300

Crownsville
1221 Generals Highway
Crownsville, MD 21032
410-923-2200

Odenton
1405 Annapolis Road
Odenton, MD 21113
410-674-2200

Riviera Beach
8707 Ft. Smallwood Road
Pasadena, MD 21122
410-437-2070

Severn
811 Reece Road
Severn, MD 21144
410-551-2100

Severna Park
534 Ritchie Highway
Severna Park, MD 21146
410-544-0270

South Crain
7984 Crain Highway, S.
Glen Burnie, MD 21061
410-766-5343

Operations Center
106 Padfield Boulevard
Glen Burnie, MD 21061
410-766-3300

Internet Address
www.thebankofglenburnie.com